(As filed on January 28, 2003)
                                                               File No. 70-10078
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                    ________________________________________

                                   FORM U-1/A

                                 AMENDMENT NO. 2
                                       TO
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     ______________________________________

                               AMEREN CORPORATION
                    AMEREN ENERGY FUELS AND SERVICES COMPANY
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                                  CILCORP INC.
                         CENTRAL ILLINOIS LIGHT COMPANY
                        CENTRAL ILLINOIS GENERATION, INC.
                               300 Liberty Street
                             Peoria, Illinois 61602

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
                     _______________________________________

                               AMEREN CORPORATION

                 (Name of top registered holding company parent)
                      _____________________________________

                               Steven R. Sullivan
                        Vice President Regulatory Policy,
                          General Counsel and Secretary
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)
            ________________________________________________________

      The Commission is requested to send copies of all notices, orders and other communications in connection with this Application/Declaration to:

          Joseph H. Raybuck, Esq.          William T. Baker, Jr., Esq.
          Ameren Services Company          Thelen Reid & Priest LLP
          1901 Chouteau Avenue             875 Third Avenue
          St. Louis, Missouri 63103        New York, New York  10022

          William J. Harmon, Esq.          William C. Weeden
          Jones Day                        Skadden, Arps, Slate, Meagher
          77 West Wacker Drive             & Flom, L.L.P.
          Chicago, Illinois 60601-1692     1440 New York Avenue, NW
                                           Washington, DC 20005

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION...................................1
         1.1   Introduction....................................................1
         1.2   Description of Ameren and Its Subsidiaries......................2
         1.3   Description of CILCORP and Its Subsidiaries.....................5
               a.  CILCO's Electric Utility Operations.........................5
               b.  CILCO's Gas Utility Operations..............................7
               c.  Regulation of CILCO and CIGI................................8
               d.  CILCORP's Non-Utility Businesses............................8
               e.  Capitalization of CILCORP and Subsidiaries..................9
         1.4   Principal Terms of Stock Purchase Agreement....................10
         1.5   Operation of the Combined System Following the Acquisition.....11
         1.6   Financing the Purchase Price...................................11
         1.7   Affiliate Transactions.........................................11
               a.  Existing Sales, Service and Construction Contracts.........11
               b.  Ameren Services............................................13
               c.  Ameren Fuels...............................................13
         1.8   Financing by CILCORP, CILCO and CIGI...........................14
               a.  External Financing Transactions............................14
                   (a)  CILCORP...............................................14
                        (i)   Short-term Debt.................................14
                        (ii)  Refinancing of CILCORP Senior Notes.............15
                   (b)  CILCO and CIGI........................................15
                        (i)   Short-term Debt.................................16
                        (ii)  Long-term Securities of CIGI....................16
                   (c)  Interest Rate Hedging Transactions....................17
               b.  Intrasystem Financing Transactions and Guarantees..........19
                   (a)  Long-term and Short-term Securities of CILCORP........19
                   (b)  Long-term and Short-term Securities of CIGI...........19
                   (c)  Short-term Securities of CILCO........................19
                   (d)  Guarantees Issued by CILCORP and Its Subsidiaries.....20
         1.9   Organization and Acquisition of Financing Subsidiaries.........20
         1.10  Payment of Dividends by CILCORP Out of Capital and Unearned
               Surplus........................................................22
         1.11  Exemption of CILCORP and CILCO as Holding Companies............22
         1.12  Reports Pursuant to Rule 24....................................23
ITEM 2.  FEES, COMMISSIONS AND EXPENSES.......................................24
ITEM 3.  APPLICABLE STATUTORY PROVISIONS......................................24
         3.1   General Overview of Applicable Statutory Provisions............24
         3.2   Compliance with Section 10(b)..................................26
               a.  Section 10(b)(1)...........................................27
               b.  Section 10(b)(2)...........................................31

               c.  Section 10(b)(3)...........................................32
         3.3   Section 10(c)..................................................35
               a.  Section 10(c)(1)...........................................36
                   (a)  The Transaction will be lawful under Section 8........36
                   (b)  The Transaction will not be detrimental to carrying
                        out the provisions of Section 11......................36
                        (i)   Integration of Electric Operations..............37
                              A.  Interconnection.............................37
                              B.  Coordination................................37
                              C.  Single Area or Region.......................39
                              D.  Size........................................40
                        (ii)  Integration of Gas Operations...................40
                              A.  Coordination  ..............................41
                              B.  Single Area or Region.......................41
                              C.  Size........................................42
                   (c)  Retention of Combined Gas System......................42
                        (i)   Loss of Economies...............................42
                        (ii)  Same State or Adjoining States..................44
                        (iii) Size............................................44
                   (d)  Retention of CILCORP's Non-Utility Subsidiaries
                        and Investments.......................................45
                   (e)  Retention of CIGI as Subsidiary of CILCO..............46
               b.  Section 10(c)(2)...........................................47
         3.4   Section 10(f)..................................................48
         3.5   Intra-system Transactions......................................49
         3.6   Rule 54 Analysis...............................................49
ITEM 4.  REGULATORY APPROVALS.................................................50
         4.1   Illinois Commerce Commission...................................50
         4.2   Federal Energy Regulatory Commission...........................51
         4.3   HSR Act........................................................51
         4.4   Federal Communications Commission..............................51
ITEM 5.  PROCEDURE.   51
ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS....................................52
               a.  Exhibits...................................................52
               b.  Financial Statements.......................................54
ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS..............................55

     The Application/Declaration filed in this proceeding on August 2, 2002, as amended and restated in its entirety by Amendment No. 1, filed October 28, 2002, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     1.1 Introduction. Ameren Corporation ("Ameren"), a Missouri corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"),/1/ Ameren Energy Fuels and Services Company ("Ameren Fuels"), an indirect wholly-owned non-utility subsidiary of Ameren, CILCORP Inc. ("CILCORP"), an exempt holding company under Section 3(a)(1) of the Act,/2/ CILCORP's public-utility subsidiary, Central Illinois Light Company ("CILCO"), and Central Illinois Generation, Inc. ("CIGI"), a subsidiary of CILCO that has been determined by the Federal Energy Regulatory Commission ("FERC") to be an "exempt wholesale generator" ("EWG"),/3/ are filing this Application/Declaration pursuant to Sections 3(a)(1), 6(a), 7, 8, 9(a), 10, 11(b), 12(b), 12(c), 12(d), 12(f) and 13(b) of the Act and Rules 26(c), 44, 45,
46, 51, 54, 87 and 90-91 thereunder to request approval for the acquisition by Ameren of all of the issued and outstanding common stock of CILCORP (the "Transaction") and for certain other related proposals, as more fully described below. CILCORP is a wholly-owned subsidiary of The AES Corporation ("AES"), an exempt holding company under Section 3(a)(5) of the Act./4/

     Ameren requests that the Commission issue a final order approving the Transaction without an evidentiary hearing, as expeditiously as feasible. Ameren and AES intend to close the Transaction in December 2002 or as early in the first quarter of 2003 as possible.

----------

/1/ See Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997) (the "1997 Merger Order").

/2/ CILCORP is an exempt holding company under Section 3(a)(1) of the Act, pursuant to Rule 2. See Statement on Form U-3A-2 in File No. 69-305, filed February 27, 2002.

/3/  See Central Illinois Generation, Inc., 100 F.E.R.C.P. 62,011 (July 5,
2002). As explained below, CIGI will relinquish its EWG status on or after Ameren completes its acquisition of the common stock of CILCORP, such that CIGI will become an additional public utility subsidiary of Ameren. Accordingly, for purposes of Sections 9(a) and 10 of the Act, Ameren's acquisition of CILCORP is treated as an indirect acquisition of the securities of two public-utility companies: CILCO and CIGI.

/4/ The Commission granted AES an exemption under Section 3(a)(5) of the Act in 1999 in connection with AES's acquisition of CILCORP. Subsequently, in 2001, the Commission authorized AES to acquire another utility holding company, IPALCO Enterprises, Inc., and extended AES's exemption under Section 3(a)(5), subject to the condition that AES divest its interest in CILCORP within two years following its acquisition of IPALCO Enterprises, Inc. See The AES Corporation, Holding Co. Act Release Nos. 27063 (Aug. 20, 1999) and 27363 (Mar. 23, 2001).

     As described in greater detail below, upon receipt of all necessary regulatory approvals, Ameren will purchase the common stock of CILCORP from AES for cash./5/ The Transaction is subject to, among other usual and customary conditions precedent, receipt by the parties of required state and federal regulatory approvals and filing of pre-merger notification statements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and the expiration or termination of the statutory waiting period thereunder. (See Item 4 - Regulatory Approvals, below). The boards of directors of Ameren and AES have each approved the proposed Transaction. The Transaction does not require any approval by the shareholders of Ameren or AES.

     In addition to authorization of the Transaction, CILCORP, CILCO and CIGI are requesting authorization herein through March 31, 2006 (the "Authorization Period") for a program of long-term and short-term financing, including authorization for CILCORP, CILCO and CIGI to issue long-term and short-term notes to Ameren to evidence borrowings from Ameren. Ameren Fuels is requesting authorization to enter into a fuel services agreement with CILCO and CIGI on terms that are substantially identical to the terms of a Fuel Services Agreement with AmerenUE and AmerenCIPS that the Commission has previously approved. CILCORP is requesting authorization to issue guarantees and provide other forms of credit support on behalf of its subsidiaries, and to pay dividends out of capital and unearned surplus, subject to certain limitations. Finally, CILCORP and CILCO are requesting an order granting to each of them an exemption under
Section 3(a)(1) of the Act.

     1.2  Description of Ameren and Its Subsidiaries.
          ------------------------------------------

     Ameren's primary operating subsidiaries are Central Illinois Public Service Company ("AmerenCIPS") and Union Electric Company ("AmerenUE"), which are electric and gas utility companies, and Ameren Energy Generating Company ("Ameren Energy Generating"), which is an EWG./6/ These companies are engaged principally in the generation, transmission, distribution and sale of electric energy and the purchase, distribution, transportation and sale of natural gas.

     AmerenCIPS, an Illinois corporation, supplies electric and gas utility service in a 20,000 square-mile area in central and southern Illinois having an

----------

/5/ In conjunction with the Transaction, Ameren has also agreed to acquire from AES all of the membership interests in AES Medina Valley Cogen (No. 4), L.L.C., which indirectly through intermediate subsidiaries holds all of the membership interests in AES Medina Valley Cogen, L.L.C. ("AES Medina Valley"). AES Medina Valley, which has been determined by FERC to be an EWG, owns a 40 MW gas-fired cogeneration facility in Mossville, Illinois that produces electricity, steam and chilled water for sale to CILCO. See AES Medina Valley Cogen, L.L.C., 94 F.E.R.C.P. 62,264 (Mar. 30, 2001). Ameren's indirect acquisition of AES Medina Valley is exempt pursuant to Section 32(g) of the Act. AES Medina Valley Cogen (No. 4), L.L.C. also owns all of the membership interests in AES Medina Valley Operations, L.L.C., which operates the Mossville facility.

/6/  See Ameren Energy Generating Co., 93 F.E.R.C.P. 62,210 (Dec. 18, 2000).

estimated population of 820,000. AmerenCIPS supplies electric service to about 325,000 customers and natural gas service to about 170,000 customers.

     AmerenUE, a Missouri corporation, is the largest electric utility in the State of Missouri. It supplies electric and gas service in territories in a 24,500 square-mile area in Missouri and Illinois having an estimated population of 2,600,000, including the greater St. Louis area. AmerenUE supplies electric service to about 1.2 million customers and natural gas service to about 130,000 customers.

     Ameren Energy Generating is an indirect wholly-owned electric generating subsidiary of Ameren that was organized in order to facilitate the restructuring of AmerenCIPS in accordance with the Illinois Electric Service Customer Choice and Rate Relief Law of 1997 ("Customer Choice Law"). In May 2000, Ameren Energy Generating acquired all of the existing generating assets of AmerenCIPS.

     AmerenUE and Ameren Energy Generating together own and operate about 12,600 MW of electric generating capacity, all of which is located in Missouri and Illinois. As of December 31, 2001, AmerenUE and AmerenCIPS owned and operated, or partially owned, a total of approximately 5,400 circuit miles of electric transmission lines and approximately 7,800 miles of natural gas transmission and distribution mains, substantially all of which are located in Missouri and Illinois./7/ AmerenUE and AmerenCIPS are members of the Mid-American Interconnected Network ("MAIN"), which is one of the ten regional electric reliability councils organized for coordinating the planning and operation of the nation's bulk power supply. AmerenUE and AmerenCIPS operate their electric transmission systems as a single control area, subject to a single open access transmission tariff on file with the FERC. On May 28, 2002, Ameren informed the FERC that AmerenUE and AmerenCIPS intend to participate in the Midwest Independent System Operator ("MISO"), either as transmission owners or as members of an independent transmission company that is itself a member of the MISO. Subsequently, on June 20, 2002, Ameren and two other utilities (American Transmission Systems, Inc., a subsidiary of FirstEnergy Corp., and Northern Indiana Public Service Company, a subsidiary of NiSource Inc.) agreed to form a for-profit independent transmission company, called GridAmerica, LLC, as the vehicle through which they would participate in the MISO and filed a letter of intent to that effect with the FERC. On July 3, 2002, definitive agreements establishing GridAmerica, LLC as a participant in the MISO were filed with the FERC, and on July 31, 2002, the FERC issued an order accepting the formation of GridAmerica, LLC as an independent transmission company under the MISO, subject to further compliance filings ordered by the FERC. A compliance filing to facilitate the formation and operation of GridAmerica, LLC as an independent transmission company within the MISO was submitted on November 1, 2002 and

----------

/7/ Ameren owns interconnecting electric transmission facilities in southeastern Iowa but does not serve any customers in Iowa.

conditionally accepted by the FERC in an order dated December 19, 2002./8/ The compliance filing stated that GridAmerica, LLC is scheduled to become operational in April 2003.

     Ameren's direct non-utility subsidiaries are:

     o CIPSCO Investment Company, which holds various nonregulated and passive investments, including passive investments in low income housing projects and investments in equipment leases;

     o Ameren Services Company ("Ameren Services"), a service company subsidiary that provides administrative, accounting, legal, engineering, executive, and other corporate support services to Ameren and its associate companies;

     o Ameren Energy, Inc., an energy-related company under Rule 58 that primarily serves as the short-term energy trading and marketing agent for AmerenUE and Ameren Energy Generating and provides a range of energy and risk management services;

     o Ameren Development Company, an intermediate non-utility holding company, which directly and indirectly owns all of the outstanding stock of two energy-related companies under Rule 58 (Ameren ERC, Inc., which provides energy management services, and Missouri Central Railroad, a fuel transportation subsidiary) and of an exempt telecommunications company within the meaning of Section 34 of the Act (Ameren Energy Communications, Inc.);

     o Ameren Energy Resources Company, also an intermediate non-utility holding company, which holds all of the outstanding common stock of Ameren Energy Development Company, an EWG, as well as of two energy-related companies under Rule 58 (Ameren Energy Marketing Company, a power marketer, and Ameren Fuels, which brokers and markets energy commodities and owns and manages fuel procurement and delivery assets). Ameren Energy Generating is a wholly-owned subsidiary of Ameren Energy Development Company.

     In addition, Ameren indirectly owns 60% of the common stock of Electric Energy, Inc. ("EEI"), an EWG. EEI owns and/or operates electric generation and transmission facilities in Illinois that supply electric power primarily to a uranium enrichment plant located in Paducah, Kentucky./9/

     An organizational chart showing the relationship of Ameren and its subsidiaries is filed herewith as Exhibit E-1.

----------

/8/ See Alliance Companies, et al., 100 F.E.R.C.P. 61,137 (July 31, 2002) (order accepting formation of GridAmerica, LLC) and Ameren Services Company, et al., 101 F.E.R.C.P. 61,320 (Dec. 19, 2002) (order conditionally accepting compliance filing).

/9/ The remaining 40% of the stock of EEI is held equally by two unaffiliated electric utility companies.

     For the twelve months ended December 31, 2001, Ameren reported total operating revenues of $4,505,867,000, operating income of $664,987,000, and net income of $468,545,000. On a consolidated basis, approximately 92.2% of Ameren's 2001 operating revenues were derived from sales of electricity, 7.6% from sales of gas and gas transportation service, and .2% from other sources. At September 30, 2002, Ameren had $11,214,000,000 in total assets, including net property and plant of $8,689,000,000. As of November 12, 2002, Ameren had issued and outstanding 153,613,096 shares of common stock, $.01 par value. Ameren's common stock is listed and traded on the New York Stock Exchange ("NYSE").

     1.3  Description of CILCORP and Its Subsidiaries.
          -------------------------------------------

     CILCORP, an Illinois corporation, owns all of the issued and outstanding common stock of CILCO, its predominant subsidiary. CILCO is engaged in the generation, transmission, distribution and sale of electric energy in an area of approximately 3,700 square miles in central and east-central Illinois, and the purchase, distribution, transportation and sale of natural gas in an area of approximately 4,500 square miles in central and east-central Illinois.

          a.   CILCO's Electric Utility Operations.
               -----------------------------------

     CILCO furnishes electric service to retail customers in 136 Illinois communities (including Peoria, East Peoria, Pekin, Lincoln and Morton). At December 31, 2001, CILCO had approximately 201,000 retail electric customers. CILCO owns and operates two coal-fired base load generating plants, a natural gas-fired cogeneration plant, two natural gas combustion turbine generators and 16 diesel-fueled power modules and leases 14 diesel-fueled power modules, all of which are located in Illinois. These facilities had an available summer capability of 1,172 MW in 2001 and 1,197 MW in 2002. The natural gas combustion turbine generators and the power modules are typically used for peaking service. The cogeneration plant, which became operational in 1995, produces steam for sale to a large agricultural processing customer and electricity for distribution to CILCO's customers.

     The major generating facilities of CILCO (representing 92.4% of CILCO's available summer generating capability projected for 2002), all of which are fueled with coal, are as follows:

     STATION & UNIT                        INSTALLED          AVAILABLE SUMMER
                                                               CAPABILITY (MW)
     Duck Creek
          Unit 1                             1976                   366
     E. D. Edwards
          Unit 1                             1960                   117
          Unit 2                             1968                   262
          Unit 3                             1972                   361

     CILCO's transmission system (all of which is located in Illinois) includes approximately 285 circuit miles operating at 138 kV, 48 circuit miles operating at 345 kV and 18 principal substations with an installed capacity of approximately 3,724 megavolt-amperes. CILCO's electric distribution system (all of which is located in Illinois) includes approximately 6,516 circuit miles of overhead pole and tower lines and 1,933 miles of underground distribution cables. The distribution system also includes approximately 108 substations with an installed capacity of 1,766 megavolt-amperes.

     CILCO has a power purchase agreement with AmerenCIPS for the purchase of 100 MW of capacity and firm energy for the months of June through September through 2003 which, additionally, provides for 100 MW of firm energy for the month of January through 2003. CILCO and Ameren also make short-term sales of power to each other from time to time under market-based rate tariffs as authorized by the FERC.

     CILCO's service territory is adjacent to AmerenCIPS' service territory. The transmission systems of the two companies are directly interconnected via a 345 kV line that runs approximately 21.3 miles between CILCO's Duck Creek station, which is southwest of Peoria, to a 345/138 kV transformer owned by AmerenCIPS near Ipava, Illinois. AmerenCIPS owns about 9.5 miles of this line, and CILCO owns the rest. CILCO is also directly interconnected with Commonwealth Edison Company, Illinois Power Company and City Water, Light and Power, the municipal utility in the City of Springfield, Illinois ("CWLP"). Like AmerenUE and AmerenCIPS, CILCO is a member of MAIN. CILCO is already a transmission owning member of the MISO, and operates its transmission system under the direction of the MISO pursuant to the terms of the MISO Open Access Transmission Tariff on file with the FERC./10/

     CILCO intends to transfer substantially all of its generating assets and certain associated transmission facilities, such as step-up transformers and generation tie lines, to CIGI, in the form of a capital contribution of these assets in exchange for all of CIGI's common stock and CIGI's assumption of certain liabilities.11 The transfer of these assets to CIGI may not be completed for several months following closing of the Transaction. Unless a release is obtained, the transferred assets will remain subject to the lien of CILCO's Indenture of Mortgage and Deed of Trust, which secures CILCO's first mortgage bonds ("CILCO Mortgage")./12/ The restructuring of CILCO is being undertaken

----------

/10/ As described in Item 3.2(a) below, the FERC has approved the Transaction, conditioned upon, among other things, Ameren's agreement to join the MISO (directly or indirectly through GridAmerica, LLC) and to implement certain transmission system upgrades in order to increase import capability into the control areas of Ameren, CILCO and CWLP.

/11/ CILCO will transfer generating facilities representing 1,136 MW of its total generating capacity. These include the Duck Creek and E.D. Edwards coal-fired units and certain peaking units. CILCO will continue to own and maintain a natural gas-fired cogeneration plant and 26 MW of capacity provided by 16 diesel-fueled power modules located at various substations, which will be managed by CIGI.

/12/ CILCO does not have sufficient unfunded property additions at this time to obtain a complete release of the generation assets under the CILCO Mortgage. Under the CILCO Mortgage, CILCO does not require the trustee's approval to transfer the generating assets to CIGI (although CILCO has notified the trustee of its intent to do so) and also would not require the trustee's approval to transfer CIGI's common stock to CILCORP or another subsidiary of Ameren after the Transaction closes. In general, the CILCO Mortgage permits CILCO to transfer a portion of its assets, subject to the lien. However, even after the transfer of the assets to CIGI, CILCO will continue to have certain ongoing obligations with respect to the transferred property, such as ensuring that the lien is maintained, taxes are paid and the property is insured. The trustee under the CILCO Mortgage will continue to have recourse against the transferred assets in the event of a CILCO default under the CILCO Mortgage.

pursuant to the Customer Choice Law. CILCO will retain all of its other electric transmission and distribution assets and operations. CILCO has obtained the approvals of the Illinois Commerce Commission ("ICC")/13/ and the FERC/14/ for the transfer of these assets, and CIGI has received a determination by the FERC that it is an EWG./15/

     As part of the restructuring of CILCO, CILCO and CIGI will also enter into a Power Supply Agreement ("PSA") and an Interconnection Agreement pursuant to which CIGI will supply the full requirements of CILCO's customers through December 31, 2004./16/ As a condition to the ICC order approving the Transaction (see Item 4, below), Ameren and CILCO have agreed that they will seek timely approval from FERC for an extension of the PSA, on its existing terms, from December 31, 2004 to December 31, 2006. After December 31, 2006, CILCO will obtain its full requirements from market sources, which could include CIGI or other affiliates of CILCO and Ameren, if any of such entities offer the most economical and reliable source of power and energy.

          b.   CILCO's Gas Utility Operations.
               ------------------------------

     CILCO provides gas service to customers in 128 Illinois communities (including Peoria, East Peoria, Pekin, Lincoln and Springfield). At December 31, 2001, CILCO had approximately 204,000 gas customers, including 160 industrial, commercial and residential gas transportation customers that purchase gas directly from suppliers for transportation through CILCO's system. CILCO's gas system includes approximately 3,632 miles of transmission and distribution mains

----------

/13/ See Central Illinois Light Company, Docket Nos. 02-0140 (consolidated) and 02-0153 (April 10, 2002), 2002 Ill. PUC LEXIS 414.

/14/ See Central Illinois Light Company, 99 F.E.R.C. P. 62,143 (May 28, 2002).

/15/ See note 3, supra. Although all necessary regulatory approvals have been obtained for the restructuring of CILCO, the transfer of CILCO's generating assets to CIGI may be delayed for several months after closing of the Transaction in order to enhance CIGI's financing flexibility in the future. Ameren will file a supplemental certificate of notification pursuant to Rule 24 upon completing the restructuring of CILCO if such restructuring takes place after the Transaction closes. If the restructuring of CILCO is not completed in one year following closing of the Transaction, Ameren will file a post-effective amendment in this proceeding to describe what steps it will take in order to complete the transfer and seek any necessary further approvals in connection therewith.

/16/ CIGI has filed the PSA with the FERC in a separate proceeding.

(all of which are located in Illinois). CILCO has an underground gas storage facility located about ten miles southwest of Peoria near Glasford, Illinois. The facility has a present working capacity of approximately 3,700,000 Mcf with daily withdrawal capacity of up to approximately 120,000 Mcf, depending on field pressure. An additional storage facility near Lincoln, Illinois, has a present working capacity of approximately 4,200,000 Mcf with a daily withdrawal capacity of up to approximately 65,000 Mcf, depending on field pressure.

          c.   Regulation of CILCO and CIGI.
               ----------------------------

     CILCO is regulated by the ICC with respect to retail electric and gas rates and service, classification of accounts, the issuance of stock and evidence of indebtedness (other than indebtedness with a final maturity of less than one year and renewable for a period of not more than two years), contracts with any affiliated interest, and other matters, and by the FERC with respect to transmission service and wholesale electric rates. CIGI is not a public utility company under the laws of Illinois and is therefore not subject to regulation by the ICC. However, CIGI is subject to regulation by the FERC with respect to wholesale electric rates and other matters.

          d.   CILCORP's Non-Utility Businesses.
               --------------------------------

     CILCORP directly owns all of the common stock of three non-utility subsidiaries: CILCORP Investment Management Inc. ("CIM"), CILCORP Ventures Inc. ("CVI"), and QST Enterprises Inc. ("QST"). CIM manages the Company's investment portfolio. CIM, through subsidiaries, is a lessor in seven leveraged lease transactions covering electric production facilities, warehouses, office buildings, passenger railway equipment and an aircraft that are leased to third parties. CIM's subsidiaries are CILCORP Lease Management Inc., which was formed in 1985, and CIM Leasing Inc. and CIM Air Leasing Inc., which were both formed in 1993. CIM's other wholly-owned subsidiary is CIM Energy Investments Inc., which was formed in 1989 to invest in non-regulated, independent power production facilities. CIM also directly owns limited partnership interests in affordable housing portfolios. CVI primarily invests in ventures in energy-related products and services. CVI has an 80% interest in the Agricultural Research and Development Corporation and has one wholly-owned subsidiary, CILCORP Energy Services Inc. ("CESI"). CESI was formed to pursue energy-related opportunities in the non-regulated market. CESI's primary business is gas management services, including commodity purchasing for gas management customers. QST was organized to provide energy and related services in non-regulated retail and wholesale markets. QST has two active subsidiaries:
CILCORP Infraservices Inc., which provides utility operation and maintenance services (predominantly to Caterpillar Inc., CILCO's largest customer); and ESE Land Corporation, which holds interests in environmentally distressed parcels of real estate acquired for resale.

     As previously noted, CILCO directly engages in making steam sales to a large agricultural processing customer. In addition to CIGI, CILCO owns all of the issued and outstanding common stock of two non-utility subsidiaries. The first, CILCO Exploration and Development Company, engages in the exploration and development of gas, oil, coal and other mineral resources. The second, CILCO Energy Corporation, was formed to research and develop new sources of energy, including the conversion of coal and other minerals into gas. Neither company conducts any significant business at this time.

     An organizational chart showing the relationship of CILCORP and its subsidiaries is filed herewith as Exhibit E-2. A more complete description of CILCORP's non-utility subsidiaries and investments and an analysis of the legal basis upon which Ameren is entitled to retain such subsidiaries and investments is filed herewith as Exhibit I. Ameren is committing to divest or discontinue certain non-utility businesses and investments of CILCORP.

     For the twelve months ended December 31, 2001, CILCORP reported consolidated revenues of $814,870,000, of which $391,811,000 (48.1%) were derived from sales of electricity, $271,434,000 (33.3%) from sales of gas and gas transportation service, and $151,625,000 (18.6%) from CILCORP's non-utility operations. At September 30, 2002, CILCORP had $1,877,606,000 in total assets, including total net property, plant and equipment of $900,764,000.

          e.   Capitalization of CILCORP and Subsidiaries.
               ------------------------------------------

     CILCORP currently has issued and outstanding 1,000 shares of common stock, no par value, all held by AES. In addition, CILCORP has outstanding $225 million of 8.7% senior notes, due 2009, and $250 million of 9.375% senior notes, due 2029 (the "CILCORP Senior Notes"), which are secured by a pledge of the common stock of CILCO./17/ The CILCORP Senior Notes are currently rated BB+ by Standard & Poor's ("S&P") and Baa2 by Moody's Investor Service ("Moody's"). At September 30, 2002, CILCORP did not have any committed bank lines or any outstanding short-term borrowings.

     At September 30, 2002, CILCO had issued and outstanding 13,563,871 shares of common stock, no par value, all of which are held by CILCORP; 191,204 shares of cumulative preferred stock, $100 par value, and 220,000 shares of Class A preferred stock, no par value, totaling $41,120,000; and $342,767,000 of long-term debt (including current portion), as follows: two series of first mortgage bonds totaling $115,000,000, with maturities of 2007 and 2022; four series of medium term notes totaling $71,350,000, with maturities ranging from 2003 to 2025; four series of pollution control revenue bonds totaling $52,200,000, with maturities ranging from 2010 to 2023; and bank borrowings and secured credit facilities totaling $104,700,000. At September 30, 2002, CILCO also had in place bank lines totaling $90,000,000, which are used to backstop its commercial paper program, but did not have any commercial paper outstanding. CILCO's secured long-term debt is currently rated BBB- by S&P and A2 by Moody's. CILCO's commercial paper is currently rated P-1 by Moody's. Following the announcement of the Transaction, both CILCO and CILCORP were placed on "credit watch" by S&P, with positive implications to their ratings. Moody's currently has CILCORP and CILCO under review for possible downgrade.

----------

/17/ As explained in Item 3 below, the pledge of CILCO's shares cannot be eliminated without redeeming the CILCORP Senior Notes. Because of the current high cost of redeeming the CILCORP Senior Notes, Ameren is proposing that the CILCORP Senior Notes and the pledge securing them remain outstanding after the acquisition of CILCORP.

     On a consolidated basis, CILCORP's capitalization at September 30, 2002 was as follows:

Common equity                                 $549,537,000           39.02%
Preferred stock                                $41,120,000            2.92%
Long-term debt                                $791,016,000           56.16%
Short-term debt (incl. current                 $26,750,000            1.90%
portion of long term debt)                  ==============          =======
     Total capitalization                   $1,408,423,000          100.00%

     CILCO's consolidated capitalization at September 30, 2002 was as follows:

Common equity                                 $362,886,000           48.59%
Preferred stock                                $41,120,000            5.51%
Long-term debt                                $316,017,000           42.32%
Short-term debt (incl. current                 $26,750,000            3.58%
portion of long term debt)                    ============          =======
     Total capitalization                     $746,773,000          100.00%

     1.4  Principal Terms of Stock Purchase Agreement.
          -------------------------------------------

     The Stock Purchase Agreement provides that, subject to the receipt of all necessary regulatory approvals and the satisfaction of other conditions precedent, Ameren will pay AES, in consideration for all of the issued and outstanding common stock of CILCORP, cash in an amount equal to $1,340,000,000, less the amount of "Assumed Obligations," increased or decreased, as appropriate, by the amount, if any, by which "Working Capital" of CILCORP as of the closing date exceeds or is less than the "Base Working Capital" of CILCORP, and increased or decreased, as appropriate, by the amount of the "CapEx Adjustment," as such terms are defined below, the net amount of the foregoing being the "Purchase Price."

     The term Assumed Obligations means the amounts required to be included on CILCORP's balance sheet as of the closing date as long-term debt (including the current portion), short-term debt, capital lease obligations, preferred stock of subsidiaries, and other obligations for borrowed money. Working Capital means the current assets of CILCORP less current liabilities (not counting in current liabilities any short-term debt or current maturity of long-term debt that is included in Assumed Obligations) as of the closing date. As agreed to in the Stock Purchase Agreement, Base Working Capital is $75 million. The CapEx Adjustment Amount represents the amount, if any, by which expenditures by CILCORP for certain capital improvements prior to closing are less or greater than the amounts agreed to under the Stock Purchase Agreement.

     If the closing date under the Stock Purchase Agreement had occurred on September 30, 2002, and based on current estimates of the change in the Base Working Capital amount and of the CapEx Adjustment Amount, the cash paid by

Ameren at closing for the common stock of CILCORP would have been at least $500 million.

     The Stock Purchase Agreement further provides that, in the event that the closing date does not occur by the "Trigger Date," as defined below, then the Purchase Price shall be increased by $33,699 per day from the Trigger Date through the closing date, subject to certain limitations. The Trigger Date is the later of (i) December 31, 2002, (ii) the date on which AES is capable (without further action by any third party) of completing performance in all material respects of its obligations required to be performed on or prior to closing, and (iii) the date which is 90 days following the date on which the ICC grants its approval of the Transaction. Subject to certain limitations and exceptions, either party may terminate the Stock Purchase Agreement if closing has not occurred by March 27, 2003.

     1.5  Operation of the Combined System Following the Acquisition.
          ----------------------------------------------------------

     Following the acquisition of CILCORP, Ameren proposes to retain CILCORP as a direct subsidiary for the foreseeable future, and CILCORP will continue to own all of the common stock of CILCO. CILCO, in turn, will continue to hold all of the common stock of CIGI for the foreseeable future. CILCO will maintain its headquarters in Peoria for a period of at least five years and will maintain a local management team and adequate staffing levels to operate its utility system. CILCO will continue to operate as a separate control area. CILCO's generating plants (which CILCO intends to transfer to CIGI by the time of the closing) will not be jointly dispatched with the generating plants owned by AmerenUE and Ameren Energy Generating. Nevertheless, CILCO's electric operations, as well as it gas operations, will be integrated with those of AmerenUE and AmerenCIPS. A fuller description of Ameren's plans to integrate CILCO's operations with those of its existing subsidiaries and estimates of merger savings are set out in Item 3.3 below.

     1.6  Financing the Purchase Price.
          ----------------------------

     Ameren will finance the cash portion of the Purchase Price, estimated not to exceed $525 million, using cash on hand and/or proceeds of debt and/or equity financings previously authorized in File No. 70-9877./18/ Ameren is not requesting any new or additional financing authority as part of this Application/Declaration.

     1.7  Affiliate Transactions.
          ----------------------

          a.   Existing Sales, Service and Construction Contracts.
               --------------------------------------------------

     Historically, CILCO has provided certain administrative, management and technical services at cost to CILCORP and all of its other associate companies

----------

/18/ See Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001). On September 10, 2002, Ameren sold 8.05 million new shares of common stock in a public offering at $42.00 per share. Net proceeds (after underwriting discount) to Ameren were $327 million.

under a service agreement that has been approved by the ICC./19/ Although it is expected that Ameren Services will assume the responsibility for providing these services after the Transaction closes pursuant to new service agreements, as described below, there may be a period, not to exceed two years, during the transition in which CILCO will continue to provide certain corporate support services, such as accounting, tax, cash management and billing and sales services, to its associate companies. In addition, following the transfer of its generating assets to CIGI, CILCO and CIGI request authorization to provide to each other, on a permanent basis, certain technical services relating to the operation and maintenance of generating assets located at CILCO substations (supra, note 11), and the equipment connecting CIGI's generation facilities with CILCO's transmission facilities. All of these services will be performed at cost in accordance with Rules 90 and 91 pursuant to a Services and Facilities Agreement (Exhibit B-3 hereto) to be executed when the generating assets are transferred to CIGI.

     As previously noted (supra, note 5), in conjunction with the Transaction, Ameren has also agreed to purchase from AES all of the membership interests in AES Medina Valley Cogen (No. 4), L.L.C., an intermediate non-utility holding company that indirectly holds all of the membership interests in AES Medina Valley, an EWG. AES Medina Valley owns a 40 MW gas-fired cogeneration facility in Mossville, Illinois that produces electricity, steam heat and chilled water that is sold to CILCO pursuant to a FERC and ICC-approved Tolling Agreement, dated December 22, 2000, for resale to Caterpillar Inc., CILCO's largest customer. The term of the Tolling Agreement extends until July 2021. As part of the development of the Mossville facility, AES Medina Valley also entered into a 10-year Fuel Supply and Services Agreement with CESI, CILCORP's gas marketing subsidiary, pursuant to which CESI supplies all of AES Medina Valley's gas requirements and also provides certain ancillary services relating to the supply of gas to the Mossville facility. In addition, under the terms of a FERC-approved Interconnection Agreement between CILCO and AES Medina Valley, CILCO provides metering and other ancillary services to AES Medina, at cost. All of these agreements have been collaterally assigned as security for non-recourse debt financing for the Mossville facility and will remain in place following Ameren's indirect purchase of AES Medina Valley. To the extent required, Ameren requests authorization for CILCO, CESI and AES Medina Valley to continue to perform their respective obligations under the foregoing agreements in accordance with their terms./20/

----------

/19/ With one exception, CILCO's non-utility associate companies do not have employees of their own.

/20/ The sale of electricity by AES Medina Valley and natural gas by CESI are not subject to the Act. The sale of steam and chilled water by AES Medina Valley involves "goods produced by the seller" subject to Rules 87(b)(6), 90(d)(2) and 92(b). As indicated, these transactions have been reviewed by both the FERC and the ICC. The ancillary services provided by CESI and CILCO to AES Medina Valley under the Fuel Supply and Services Agreement and the Interconnection Agreement are exempt under Rule 87(b)(1). In any event, these costs are ultimately passed through to Caterpillar, a non-affiliate.

          b.   Ameren Services.
               ---------------

     Under the 1997 Merger Order, the Commission authorized Ameren to organize and capitalize Ameren Services as a service company subsidiary, and authorized Ameren Services to provide AmerenUE, AmerenCIPS and other companies in the Ameren system with administrative, management, engineering, construction, environmental, and other support services pursuant to a General Services Agreement, which Ameren Services has entered into with Ameren, AmerenUE, AmerenCIPS and certain other associate companies. Under the 1997 Merger Order, Ameren Services is required to give written notice to the Commission at least 60 days prior to implementing any change in the type and character of the companies receiving services, the methods of allocating costs to associate companies, or the scope or character of services to be rendered.

     Ameren Services intends to enter into separate service agreements ("Service Agreements") with CILCORP, CILCO, CIGI and certain of CILCORP's other subsidiaries that are identical in all material respects with the General Services Agreement. Thus, Ameren Services will provide to the new client companies the same administrative, management, and technical services that it now provides to Ameren system companies under the General Services Agreement, utilizing the same work order procedures and the same methods of allocating costs that are specified in the General Services Agreement. In connection with the Transaction, certain employees of CILCORP and its subsidiaries may be transferred to and become employees of Ameren Services.

          c.   Ameren Fuels.
               ------------

     By order dated April 5, 2001 in File No. 70-9775,/21/ the Commission authorized Ameren Fuels to provide AmerenUE and AmerenCIPS fuel management services pursuant to the terms of a Fuel and Natural Gas Services Agreement ("Fuel Services Agreement")./22/ Under the Fuel Services Agreement, Ameren Fuels, as agent for its associate companies, manages all aspects of procurement, storage, transportation and handling of coal, natural gas, and other fuels. Such services include negotiating contracts with third parties, contract administration, regulatory reporting and ash management services, among others. For the services rendered, Ameren Fuels is reimbursed for all costs properly chargeable or allocable thereto, as controlled through a work order procedure. Costs are computed in accordance with Rule 90 and 91. Ameren Fuels is authorized under the Fuel Services Agreement to take title to and resell fuel to its associate companies, but solely in an agency capacity.

     In conjunction with the Transaction, Ameren Fuels proposes to enter into separate fuel services agreements with CILCO and CIGI that are identical in all material respects to the Fuel Services Agreement, pursuant to which Ameren Fuels

----------

/21/ See Ameren Energy Fuels and Services Company, Holding Co. Act Release No. 27374.

/22/ Following the transfer of AmerenCIPS' generating assets to Ameren Energy Generating, Ameren Fuels entered into an identical agreement with Ameren Energy Resources Company, the indirect parent of Ameren Energy Generating.

will manage gas supply resources for CILCO and manage fuel procurement for CIGI. These services will be provided at cost, in accordance with Rule 90 and 91.

     1.8  Financing by CILCORP, CILCO and CIGI
          ------------------------------------

     The existing equity and long-term and short-term debt securities of CILCORP, CILCO and CIGI, as described in Item 1.3 above, will remain outstanding after the Transaction closes. In addition, CILCORP, CILCO and CIGI herein request authority, to the extent such transactions are not exempt, to engage in certain ongoing external and intrasystem financing transactions from time to time during the Authorization Period. Any securities issued by CILCORP, CILCO or CIGI to third parties (including any securities issued by CILCO pursuant to Rule 52(a)) may be issued directly, or may be issued indirectly through one or more Financing Subsidiaries, as defined and described in Item 1.9 below. CILCORP, CILCO and CIGI will not engage in any financing transactions for which approval is sought herein unless, on a pro forma basis to take into account the amount and types of such financing and the application of the proceeds thereof, common equity as a percentage of capitalization (including short-term debt and current maturities of long-term debt) of each company is at least 30%.

          a.   External Financing Transactions.
               -------------------------------

               (a) CILCORP. After it is acquired by Ameren, CILCORP will not issue any additional equity securities, other than to Ameren. Subject to the limitations set forth below, CILCORP herein requests authorization to issue and sell from time to time during the Authorization Period short-term and long-term debt securities.

                    (i) Short-term Debt. As previously indicated, at September 30, 2002, CILCORP did not have any outstanding short-term debt or committed bank lines, although from time to time CILCORP does utilize such facilities. The proceeds of short-term borrowings by CILCORP are used primarily to fund the operations of its non-utility subsidiaries. CILCORP requests authorization to issue and sell commercial paper and/or establish and make unsecured short-term borrowings (i.e., less than one year) under credit lines with banks or other institutional lenders from time to time during the Authorization Period, provided that the aggregate amount of borrowings by CILCORP at any time outstanding under all such credit facilities, when added to the amount of any direct short-term borrowings by CILCORP from Ameren (see Item 1.8.b.(a) below), will not exceed $250 million. Subject to such limitations, CILCORP requests authorization to sell commercial paper, from time to time, in established domestic or foreign commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper will reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

     CILCORP also proposes to continue or to establish and maintain back-up credit lines with banks or other institutional lenders to support its commercial paper programs and other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings as CILCORP deems appropriate in light of its needs and existing market conditions providing for revolving credit or other loans and having commitment periods not longer than the Authorization Period. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the proposed limit on short-term debt. The effective cost of money on all external short-term borrowings by CILCORP will not exceed at the time of issuance the greater of (i) 300 basis points over the six-month London Interbank Offered Rate ("LIBOR"), or
(ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

                    (ii) Refinancing of CILCORP Senior Notes. CILCORP requests authorization to issue, in one or more transactions from time to time during the Authorization Period, long-term notes for the purpose of refinancing or acquiring the CILCORP Senior Notes at or prior to their scheduled maturity. The principal amount of any new long-term notes issued will not exceed the unpaid principal amount of the CILCORP Senior Notes (currently $475 million), plus any "make whole" premium required to be paid in connection with any prepayment and/or the premium, if any, that is paid in connection with any acquisition of the CILCORP Senior Notes in open market purchases. The maturity date of any new series of long-term notes will be not later than October 15, 2029, which is the maturity date of the longest of the two series of CILCORP Senior Notes. It is proposed that any new notes issued by CILCORP in a refinancing transaction bear interest at a rate not to exceed at the time of issuance the greater of (i) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the average life of such new notes (or, if no such Treasury security is outstanding, then the yield to maturity of a 30-year U.S. Treasury Bond), or (ii) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

     Ameren requests authorization to guaranty any new CILCORP notes issued in a refinancing transaction or to issue a guarantee of the outstanding CILCORP Senior Notes in order to obtain a termination and release of the pledge of CILCO's common stock or for other corporate purposes./23/

               (b) CILCO and CIGI. Rule 52(a) exempts from the prior authorization requirements of the Act securities issued by any public utility company that have been approved by the state commission in the state in which such company is organized and doing business. In general, all securities issued by CILCO must be approved by the ICC, other than indebtedness with a final maturity of less than one year, renewable for a period of not more than two years. In contrast, because CIGI will not be regulated by the ICC as a public

----------

/23/ It is proposed that the amount of any such guarantee not count against the authorized limits on guarantees that may be issued by Ameren pursuant to the Commission's order in File No. 70-9877 (supra, note 18).

utility company under Illinois law, and because CIGI intends to relinquish its EWG status, securities issued by CIGI will generally not be exempt from the provisions of the Act.

     The authority herein sought by CILCO excludes financings exempt under Rule 52(a). The proceeds of financings by CILCO and CIGI will be used for general corporate purposes, including funding of capital projects and working capital requirements. These financings may be made under instruments in place at the time of the Transaction or new agreements so long as any such instrument or agreement complies with the limitations described herein.

                    (i) Short-term Debt. CILCO and CIGI request authorization to issue commercial paper and/or establish and make unsecured short-term borrowings (i.e., less than one year) under credit lines with banks or other institutional lenders from time to time during the Authorization Period, provided that the aggregate amount of borrowings by CILCO at any time outstanding under all such credit facilities, when added to the amount of any direct short-term borrowings by CILCO from Ameren (see Item 1.8.b.(c) below), will not exceed $250 million, and that the aggregate amount of borrowings by CIGI at any time outstanding under all such credit facilities, when added to the amount of any direct short-term borrowings by CIGI from Ameren (see Item 1.8.b.(b) below), will not exceed $250 million. Subject to such limitations, CILCO and CIGI request authority to sell commercial paper, from time to time, in established domestic or foreign commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper will reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

     CILCO and CIGI also propose to continue or to establish and maintain back-up credit lines with banks or other institutional lenders to support their commercial paper programs and other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings as either company deems appropriate in light of its needs and existing market conditions providing for revolving credit or other loans and having commitment periods not longer than the Authorization Period. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the proposed limit on short-term debt. The effective cost of money on all external short-term borrowings by CILCO and CIGI will not exceed at the time of issuance the greater of (i) 300 basis points over the six-month LIBOR, or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

                    (ii) Long-term Securities of CIGI. CIGI requests authorization to issue and sell from time to time during the Authorization Period long-term securities consisting of any combination of preferred stock or other forms of preferred securities and long-term debt ("Long-term Securities"), provided that the aggregate amount of all such securities at any time outstanding, when added to the amount of any direct long-term borrowings by CIGI from Ameren (see Item 1.8.b.(b) below), will not exceed $500 million.

     Preferred stock or other types of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series. All such securities will be redeemed no later than 50 years after the issuance thereof. The dividend rate on any series of preferred stock or other preferred securities will not exceed at the time of issuance the greater of (i) 700 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal or closest to the term of such securities (or, if no such Treasury security is outstanding, then the yield to maturity of a 30-year U.S. Treasury Bond), or (ii) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies. Dividends or distributions on preferred stock or other preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments or distributions for specified periods.

     Long-term debt of a particular series (a) may be secured or unsecured, (b) will have a maturity ranging from one to 50 years, (c) will bear interest at a rate not to exceed at the time of issuance the greater of (i) 600 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal or closest to the average life of such series (or, if no such U.S. Treasury security is outstanding, then the yield to maturity of a 30-year U.S. Treasury Bond), or (ii) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions,
(f) may provide for reset of the coupon pursuant to a remarketing or auction arrangement, and (g) may be called from existing investors by a third party. The maturity dates, interest rates, and redemption and sinking fund provisions, if any, with respect to the long-term debt of a particular series, will be established by negotiation or competitive bidding.

     Except in accordance with a further order of the Commission in this proceeding, CILCORP and CIGI will not publicly issue any Long-term Securities unless such securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. CILCORP and CIGI request that the Commission reserve jurisdiction over the investment grade criteria with respect to the undertaking in the previous sentence and commit to file a post-effective amendment in this proceeding on or before September 30, 2003 to seek authorization to continue use such investment grade criteria. It is further requested that the Commission reserve jurisdiction over CILCORP and CIGI in connection with any publicly issued Long-term Securities that are rated below investment grade.

               (c) Interest Rate Hedging Transactions. To the extent not exempt under Rule 52(a), CILCORP, CILCO and CIGI request authorization to enter into interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage the effective interest rate cost. In no case will the notional amount of any Interest Rate Hedge exceed the principal amount of the underlying debt instrument. Transactions will be entered into for a fixed or determinable period. Thus, the applicants will not engage in speculative transactions. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of any credit support providers who have guaranteed the obligations of such counterparties, as published by S&P, are equal to or greater than BBB, or an equivalent rating from Moody's or Fitch, Inc.

     Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, swaptions and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury securities. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

     In addition, CILCORP, CILCO and CIGI request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix the interest rate and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, Chicago Mercantile Exchange or other financial exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. CILCORP, CILCO and CIGI will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

     Each Interest Rate Hedge and Anticipatory Hedge will qualify for hedge accounting treatment under the current Financial Accounting Standards Board ("FASB") guidelines in effect and as determined at the time entered into. Further, the applicants will comply with the Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivatives Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or other standards relating to accounting for derivative transactions as are adopted and implemented by the FASB./24/

----------

/24/ The authority sought for interest rate hedging transactions in this Application/Declaration is identical to the authorization previously granted to Ameren in File No. 70-9877, supra n. 18.

          b.   Intrasystem Financing Transactions and Guarantees.
               -------------------------------------------------

               (a) Long-term and Short-term Securities of CILCORP. Ameren may from time to time during the Authorization Period acquire additional shares of CILCORP's common stock, make additional capital contributions or non-interest bearing cash advances to CILCORP, and/or make loans to CILCORP (and in connection therewith acquire unsecured promissory notes of CILCORP evidencing such loans) in order to enable CILCORP to fund additional investments in CILCO and its other existing subsidiaries, to redeem or retire the CILCORP Senior Notes, and to fund working capital./25/ CILCORP will not use the proceeds of any such financing by Ameren to acquire the securities of or other interest in any new company. Accordingly, CILCORP requests authority to issue, and Ameren requests authority to acquire, from time to time during the Authorization Period, (i) up to $1 billion at any time outstanding of additional common stock and/or promissory notes having maturities of one year or more, and (ii) up to $250 million at any time outstanding of promissory notes having maturities of less than one year. Any promissory note issued by CILCORP to Ameren evidencing a loan will be unsecured and will bear interest at a rate and have a maturity date designed to parallel the effective cost of capital and maturity date of a similar debt instrument issued by Ameren.

               (b) Long-term and Short-term Securities of CIGI. Ameren requests authorization to make long-term and short-term loans to CIGI (and in connection therewith acquire promissory notes of CIGI evidencing such loans) in order to fund CIGI's capital improvements and working capital requirements. Accordingly, CIGI requests authority to issue, and Ameren requests authority to acquire, from time to time during the Authorization Period, (i) up to $500 million at any time outstanding of promissory notes having maturities of one year or more, and (ii) up to $250 million at any time outstanding of promissory notes having maturities of less than one year. Any promissory note issued by CIGI to Ameren evidencing a loan will be unsecured and will bear interest at a rate and have a maturity date designed to parallel the effective cost of capital and maturity date of a similar debt instrument issued by Ameren.

               (c) Short-term Securities of CILCO. Ameren requests authorization to make short-term loans to CILCO (and in connection therewith acquire promissory notes of CILCO evidencing such loans) in order to fund CILCO's capital improvements and working capital requirements. Accordingly, CILCO requests authority to issue, and Ameren requests authority to acquire, from time to time during the Authorization Period, up to $250 million at any time outstanding of promissory notes having maturities of less than one year. Any promissory note issued by CILCO to Ameren evidencing a loan will be unsecured and will bear interest at a rate and have a maturity date designed to parallel the effective cost of capital and maturity date of a similar debt instrument issued by Ameren.

----------

/25/ By its terms, Rule 52(b) would not exempt any securities issued by CILCORP, and Rule 45(b)(7) would not exempt any guarantee by CILCORP of securities issued by its subsidiaries. In contrast, Rule 45(a)(4) would exempt cash capital contributions and open account advances without interest by Ameren to CILCORP.

               (d) Guarantees Issued by CILCORP and Its Subsidiaries. CILCORP from time to time is called upon to provide guarantees and other forms of credit support with respect to the obligations of its subsidiaries. Currently, CILCORP has outstanding guarantees totaling $4 million with respect to obligations of CESI under two gas marketing contracts. The subsidiaries of CILCO (CIGI, CILCO Exploration and Development Company and CILCO Energy Corporation) have guaranteed borrowings by CILCO under an existing $100 million credit facility. CIM, a direct non-utility subsidiary of CILCORP, and CILCORP Lease Management Inc. ("CLM"), a subsidiary of CIM, have also provided guarantees with respect to certain obligations of their subsidiaries, as lessors, under various equipment and real estate leases. Currently, there are a total of six of these guarantees outstanding. Neither CIM nor CLM has ever been called upon to make a payment under any of these guarantees. The exposure of CIM and CLM under these guarantees is not quantifiable; however, the potential financial impact is considered immaterial in the aggregate.

     To the extent required, CILCORP and its subsidiaries request authorization to maintain, renew and extend all guarantees and other forms of credit support that are outstanding at the time that the Transaction closes. In addition, CILCORP requests authorization to provide additional guarantees and other forms of credit support from time to time during the Authorization Period on behalf of or for the benefit of any of its subsidiaries, provided that the aggregate amount of all CILCORP guarantees at any time outstanding shall not exceed $500 million. Credit support provided by CILCORP may be in the form of guarantees of indebtedness or of contractual obligations of its subsidiaries, agreements to indemnify, reimburse, or assume joint liability with respect to obligations of subsidiaries, capital maintenance or contribution agreements, or other forms of credit support (collectively, "Guarantees"). Any Guarantee outstanding on March 31, 2006 will expire or terminate in accordance with its terms.

     In some cases, the obligations of a subsidiary of CILCORP that are guaranteed by CILCORP may not be susceptible of exact quantification. In such cases, CILCORP will determine its exposure under such Guarantee for purposes of measuring compliance with the $500 million limit by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. Any such estimates will be made in accordance with generally accepted accounting principles and will be reevaluated periodically.

     1.9  Organization and Acquisition of Financing Subsidiaries.
          ------------------------------------------------------

     In connection with the issuance of any securities for which authorization is requested in Item 1.8 above, or (in the case of CILCO) pursuant to Rule 52(a), CILCORP, CILCO and CIGI request authorization to acquire, directly or indirectly, the common stock or other equity securities of one or more entities (each a "Financing Subsidiary") formed exclusively for the purpose of facilitating the issuance of long-term debt and/or preferred securities and the loan or other transfer of the proceeds thereof to the parent company of a Financing Subsidiary. The proceeds of any financing carried out through a Financing Subsidiary will be counted against the limits proposed in Item 1.8 for such securities issued by CILCORP or CIGI, as the case may be, and the terms, conditions and other limitations applicable to any securities issued by a

Financing Subsidiary will conform to those proposed in Item 1.8 for the specified type of security (e.g., long-term debt, preferred securities, etc.). In connection with any such financing transactions, CILCORP or CIGI, as the case may be, may enter into one or more guarantees or other credit support agreements in favor of its Financing Subsidiary./26/ CILCORP, CILCO and CIGI also request authorization to enter into an expense agreement with its respective Financing Subsidiary, pursuant to which each such company would agree to pay all expenses of such Financing Subsidiary. No Financing Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any "utility asset," as that term is defined under the Act.

     CILCORP and CIGI also request authority to issue and sell to any Financing Subsidiary, at any time or from time to time in one or more series, unsecured debentures, unsecured promissory notes or other unsecured debt instruments (individually, a "Note" and, collectively, the "Notes") governed by an indenture or indentures or other documents, and the Financing Subsidiary will apply the proceeds of any external financing by such Financing Subsidiary plus the amount of any equity contribution made to it from time to time to purchase Notes. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any such Notes would generally be designed to parallel the terms of the securities issued by the Financing Subsidiary to which the Notes relate. The principal amount of Notes issued to a Financing Subsidiary by its parent will not be counted against the limits proposed in Item 1.8 on securities issued by CILCORP or CIGI to third parties or to Ameren./27/

     Ameren represents that it has in place sufficient internal controls to enable it to monitor the creation and use of any Financing Subsidiary by CILCORP, CILCO and CIGI./28/ Any Financing Subsidiary organized pursuant to the authority granted by the Commission in this proceeding shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary, will likely result in tax savings, increased access to capital markets and/or lower cost of capital for CILCORP, CILCO or CIGI, as applicable.

----------

/26/ Guarantees or other credit support provided by CILCO with respect to securities issued by any Financing Subsidiary will be exempt under Rules 52(a) and 45(b)(7) if the conditions of such rules are satisfied.

/27/ "Mirror image" Notes issued by CILCO to any Financing Subsidiary will be exempt under Rule 52(a) if the conditions of Rule 52(a) are satisfied.

/28/ The creation of any Financing Subsidiary, issuance of securities through such entities, and the use of financing proceeds to make investments will be subject to a comprehensive set of formal internal controls that Ameren has adopted. These include delegation of authority limits on expenditures, board of director budget approvals and comparison of budgets against actual financial results on a monthly basis, daily reconciliations of disbursements from major accounts by the Treasurer's group, monthly review of financial statements of each legal entity in the Ameren system by Ameren's Accounting Manager, Controller and Vice President of Finance, external auditor review of financial statements for each legal entity filing reports under the Securities Exchange Act of 1934 on a quarterly basis, internal audits, and corporate compliance procedures that are applicable to all management employees.

     1.10 Payment of Dividends by CILCORP Out of Capital and Unearned Surplus.
          -------------------------------------------------------------------

     Ameren will use the purchase method of accounting for the Transaction. Under this method of accounting, the Purchase Price will be assigned to the tangible and identifiable intangible assets acquired and liabilities assumed in the Transaction on the basis of their fair values on the date of the acquisition. Any premium (i.e., the excess of the Purchase Price over the fair values of the net assets acquired) will be recorded as goodwill. In this case, Ameren will "push down" the purchase accounting and establish a new basis of accounting for the stand-alone accounts of CILCORP./29/ As a result of the push-down of the purchase accounting to CILCORP, the current retained earnings of CILCORP ($39.1 million at September 30, 2002), the traditional source for dividend payments, will be eliminated (i.e., recharacterized as additional paid-in capital). The Transaction and the acquisition of AES Medina together will create goodwill of approximately $527 million, most of which will be reflected on CILCORP's balance sheet./30/ It is expected that, for accounting purposes, the goodwill recorded on CILCORP's books as a result of the Transaction will generally remain unchanged, but it will be reviewed for potential impairment on a regular basis in accordance with SFAS Nos. 141 and 142.

     CILCORP requests authorization to declare and pay dividends on its common stock and/or redeem or repurchase its outstanding shares of common stock from time to time through the Authorization Period out of capital and unearned surplus (including revaluation reserve) to the extent permitted under applicable corporate law and the terms of any applicable covenants in its financing documents (including the CILCORP Indenture) in an amount equal to CILCORP's retained earnings at the time that the Transaction is consummated plus the amount, if any, recorded as an impairment to goodwill on the books of CILCORP in accordance with SFAS Nos. 141 and 142./31/

     1.11 Exemption of CILCORP and CILCO as Holding Companies.
          ---------------------------------------------------

     In its capacity as a holding company over CILCO and CIGI, CILCORP will continue to be entitled to an exemption pursuant to Section 3(a)(1) of the Act because CILCORP, CILCO and CIGI are all incorporated in Illinois, the state in which all of CILCO's and CIGI's public utility operations are conducted. Likewise, in its capacity as a holding company over CIGI, CILCO will be entitled

----------

/29/ Although Staff Accounting Bulletin (SAB) Topic 5-J does not require Ameren to "push down" the purchase accounting to CILCORP, because of the existence of substantial amounts of publicly-held debt of CILCORP, Ameren has nevertheless concluded that CILCORP's stand-alone financial statements would be more meaningful to the public debt holders if they reflected a new basis of accounting. However, the purchase accounting will not be pushed down to the stand-alone accounts of CILCO or its subsidiaries for financial reporting purposes to the Commission, for regulatory reporting to the ICC or FERC, or for any other purpose.

/30/ CILCORP's existing goodwill, which was created when it was acquired by AES ($579 million at December 31, 2001), will be eliminated and replaced by the goodwill created in the Transaction.

/31/ The Commission granted substantially identical authority in connection with the acquisition of Powergen plc by E.ON AG. See E.ON AG, et al., Holding Co. Act Release No. 27539 (June 14, 2002).

to an exemption under Section 3(a)(1). Accordingly, CILCORP and CILCO request that the Commission issue an order exempting them from the registration requirements of Section 5 of the Act pursuant to Section 3(a)(1). Ameren, CILCORP and CILCO acknowledge that such order shall have no effect upon the status of CILCORP or CILCO as subsidiary companies of Ameren, a registered holding company. Thus, CILCORP and CILCO will continue to be subject to all provisions of the Act that would apply to them as subsidiary companies of a registered holding company./32/

     1.12 Reports Pursuant to Rule 24.
          ---------------------------

     Ameren will file certificates of notification pursuant to Rule 24 within 10 days following closing of the Transaction and within 10 days following the completion of the transfer of CILCO's generating assets to CIGI, if such transfer occurs after the closing of the Transaction. In addition, Ameren, CILCORP, CILCO and CIGI propose to file certificates of notification pursuant to Rule 24 that report each of the financing transactions carried out in accordance with the terms and conditions of and for the purposes represented in Items 1.8 and 1.9 of this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

     (a) the type of securities issued (e.g., common stock, long-term debt, short-term debt, etc.) and the amount of consideration received;

     (b) the principal terms thereof (e.g., interest rate, maturity, dividend rate, sinking fund provisions, etc.);

     (c) if payment of any debt securities may be accelerated by the holders thereof by reason of a default by any associate company of the issuer under any obligation of such associate company (i.e., a cross default), the identity of such associate company and the nature of obligation of the associate company to which the cross default relates;

     (d) the amount and purpose of any Guarantee issued by CILCORP;

     (e) the notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

     (f) with respect to each Financing Subsidiary that has been formed, a representation that the financial statements of the parent company of the Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each such entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent company in such Financing Subsidiary; (iii) the balance sheet

----------

/32/ The Commission has granted exemptions under Section 3(a)(1) to second-tier holding companies under similar circumstances in several recent merger cases. See, e.g., CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000); National Grid Group plc, et al., Holding Co. Act Release No. 27490 (Jan. 16,
2002).

account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of such Financing Subsidiary; (v) the percentage owned by the parent company; and
(vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers; and

     (g) consolidated balance sheets of CILCORP, CILCO and CIGI as of the end of the calendar quarter, which may be incorporated by reference to filings, if any, by such companies under the Securities Act of 1933 or Securities Exchange Act of 1934.


ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     It is estimated that the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the Transaction will not exceed $14 million, assuming that the Transaction closes, as follows:

Investment bankers fees and expenses.............................$8,000,000

Consultants fees and expenses....................................$1,000,000

Accountants fees.................................................$1,000,000

Legal fees and expenses..........................................$3,500,000

Other..............................................................$500,000
                                                                   --------
            TOTAL...............................................$14,000,000

     Total fees, commissions and expenses incurred or to be incurred by CILCORP, CILCO or CIGI in connection with the issuance of securities to any non-associate company, including underwriting fees, registration fees under the Securities Act of 1933, dealer discounts, commitment fees, compensating balances, fees for obtaining letters of credit, rating agency fees, and other fees and costs customarily incurred in connection with the issuance of such securities or obtaining third-party credit support, will not exceed 6% of the amount of any specific financing transaction./33/

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     3.1 General Overview of Applicable Statutory Provisions. The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed Transaction:

----------

/33/ This is the same limitation on fees, commissions and expenses approved by the Commission in File No. 70-9877 in connection the issuance of equity and debt securities by Ameren, supra note 18.

APPLICABLE SECTIONS OF THE ACT          DESCRIPTION OF TRANSACTION.
AND RULES.

Section 3(a)(1)                         Exemption of CILCORP and CILCO as
                                        holding companies.

Sections 6(a) and 7                     Issuance of securities, directly or
                                        indirectly through a Financing
                                        Subsidiary, by CILCORP, CILCO and CIGI
                                        after becoming subsidiaries of Ameren;
                                        issuance of Notes by CILCORP, CILCO or
                                        CIGI to any Financing Subsidiary.

Sections 6(a), 7, 9(a), 10, 12(b)       Issuance of short-term and long-term
and 12(f); Rule 45                      notes to Ameren by CILCORP and GIGI and
                                        issuance of short-term notes to Ameren
                                        by CILCO.

Sections 9(a), 10(a), (b), (c) and      Acquisition by Ameren of common stock of
(f), 11(b)(1); Rule 51                  CILCORP.

Sections 9(a), 10 and 12(b)             Acquisition of common stock or other
                                        equity securities of Financing
                                        Subsidiaries by CILCORP, CILCO and CIGI.

Section 12(b); Rule 45                  Issuance of Guarantees by CILCORP;
                                        issuance of guarantees and other forms
                                        of credit support by CILCORP, CILCO or
                                        CIGI in respect of securities issued by
                                        any Financing Subsidiary; guarantee of
                                        new CILCORP notes by Ameren in lieu of
                                        pledge of CILCO stock and/or of CILCORP
                                        Senior Notes in order to obtain
                                        termination of existing stock pledge.


Sections 12(b) and 12(d)                Contribution of generating assets by
                                        CILCO to CIGI if completed subsequent to closing of the Transaction.


Section 12(c); Rules 26(c) and 46       Payment of dividends by CILCORP out of
                                        capital and unearned surplus.


Sections 8, 9(c)(3), 11(b)(1)           Retention by Ameren of the gas utility
                                        properties of CILCO as part of
                                        additional public utility system;
                                        retention of non-utility subsidiaries
                                        and investments of CILCORP.

Section 11(b)(2)                        Retention of CIGI as a subsidiary of
                                        CILCO.

Section 13(b); Rules 87, 90 - 91        Approval of the services to be provided
                                        by Ameren Fuel to CILCO and CIGI and by
                                        CILCO and CIGI to associate companies.

Section 32(h); Rule 54.                 Generally applicable to all of the above
                                        transactions.

     As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Specifically, the Commission should find that:

     o the consideration to be paid in the Transaction is fair and reasonable;

     o the Transaction will not create detrimental interlocking relations or concentration of control;

     o the Transaction will not result in an unduly complicated capital structure for the Ameren system;

     o the Transaction is in the public interest and the interests of investors and consumers;

     o the Transaction is consistent with Section 8 of the Act and not detrimental to carrying out the provisions of Section 11;

     o the Transaction will tend toward the economical and efficient development of an integrated electric utility system; and

     o    the Transaction will comply with all applicable state laws.


     3.2  Compliance with Section 10(b).
          -----------------------------

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system.

          a.   Section 10(b)(1).
               ----------------

     The standards of Section 10(b)(1) are satisfied because the proposed Transaction will not "tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers." By its nature, any merger results in new links between previously unrelated companies. The Commission has recognized, however, that such interlocking relationships are permissible in the interest of efficiencies and economies. See Northeast Utilities, 50 S.E.C. 427, 443 (1990) ("Northeast Utilities"), as modified, 50 S.E.C. 511 (1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (finding that interlocking relationships are necessary to integrate the two merging entities). The links that will be established as a result of the Transaction are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing utility mergers unrelated to operating economies./34/ As described elsewhere in this Application/Declaration, the Transaction will achieve various operating synergies. Among other things, CILCO and CIGI will enter into contractual arrangements with other Ameren system companies under which various administrative and management services will be provided. Because substantial benefits will accrue to the public, investors and consumers from the affiliation of Ameren and CILCORP, whatever interlocking relationships may arise from the combination are not detrimental.

     In applying Section 10(b)(1) to a utility acquisition, the Commission must further determine whether such acquisition will result in "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Power Corp., 43 S.E.C. 693, 700 (1968). The Transaction will not create a "huge, complex and irrational system" but, rather, will afford the opportunity to achieve economies of scale and efficiencies for the benefit of investors and consumers. See American Electric Power Company, Inc., 46 S.E.C. 1299, 1307 (1978) ("AEP"). The Transaction will combine the strengths of the companies, enabling them to offer customers a broader array of energy products and services more efficiently and cost-effectively than either could alone, and at the same time create a larger and more diverse asset and customer base with enhanced opportunities for operating efficiencies and risk diversification.

     CILCO is a relatively small utility company, with only about 201,000 electric and 204,000 retail gas customers. Thus, the indirect acquisition of CILCO will add only modestly to the size of the present Ameren system, which serves 1.5 million electric and 300,000 retail gas customers in two States, Missouri and Illinois. If approved, the Ameren system will serve approximately
1.7 million electric customers and 500,000 retail gas customers in the same two

----------

/34/ See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to the economy of management and operation or the integration and coordination of related operating properties ....").

States. The acquisition of CILCORP will add about 1,200 MW of generating capacity to the 12,600 MW of generating capacity that Ameren already owns or controls. On a pro forma basis, as of September 30, 2002, Ameren will have consolidated assets of about $13.0 billion, including net utility plant of approximately $9.9 billion. For the twelve months ended December 31, 2001, pro forma combined operating revenues will total approximately $5.3 billion, and for the nine months ended September 30, 2002, pro forma combined operating revenues will total approximately $3.9 billion.

     The following table compares Ameren after the Transaction to other registered holding company systems that compete with Ameren in the midwest and central U.S. power markets in terms of total assets, operating revenues and electric customers (all data as of and for the year ended December 31, 2001):

System           Total Assets     Operating Revenues     Utility Customers -
                 ($ Millions)     ($ Millions)           Electric (E)/Gas (G)
                 ------------     ------------           --------------------
Exelon Corp.     $34,860          $15,140                E - 5.1 million
                                                         G - .44 million

FirstEnergy      $37,351          $7,999                 E - 4.3 million

American         $47,281          $61,257                E - 4.9 million
Electric
Power Co.

Xcel Corp.       $28,735          $15,028                E - 3.2 million
                                                         G - 1.7 million

Entergy Corp.    $25,910          $9,621                 E - 2.6 million
                                                         G - .24 million

Cinergy Corp.    $12,300          $12,923                E - 1.5 million
                                                         G -  .5 million

Ameren                                                   E - 1.7 million
(pro forma)      $12,516          $5,298                 G - .5 million

     As the foregoing table shows, even after the Transaction, the Ameren system will be substantially smaller than Exelon Corp., which is the largest utility, by far, in Illinois, as well as American Electric Power Company, Xcel Corp., FirstEnergy and Entergy Corp., which operate in adjoining States. In any case, the Commission has rejected an interpretation of Section 10(b)(1) that would impose per se limits on the post-merger size of a registered holding company. Instead, the Commission assesses the size of the resulting system with reference to the economic efficiencies that can be achieved through the integration and coordination of utility operations. In AEP, the Commission noted that, although the framers of the Act were concerned about "the evils of bigness, they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations... [and] [t]hey wished to preserve these opportunities." AEP, 46 S.E.C. at 1309. By virtue of the Transaction, Ameren will be in a position to realize precisely these types of benefits. Among other things, the Transaction is expected to yield operating cost savings, corporate and administrative and purchasing savings, and fuel cost savings, among others. These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 3.3 below.

     Finally, Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination. See Municipal Electric Association of Massachusetts v. SEC, 413 F.2d 1052 (D.C. Cir. 1969). As the Commission noted in Northeast Utilities, the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to customers." Northeast Utilities, 50 S.E.C. at 445 (citing AEP, 46 S.E.C. at 1324 - 25). In this case, Ameren and AES have filed Notification and Report Forms with the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") pursuant to the HSR Act describing the effects of the Transaction on competition in the relevant market. By agreement with the FTC, the DOJ reviewed the Transaction under the HSR Act and, on January 15, 2003, verbally notified Ameren and AES that it had completed its competitive review and would not challenge the Transaction.

     The competitive impact of the Transaction on wholesale power markets was also considered by the FERC in light of the criteria set forth in FERC's Order No. 592 (hereinafter, the "Merger Policy Statement")/35/ and Order No. 642./36/ Specifically, the FERC has considered the effects of combining Ameren's and CILCORP's generation assets (horizontal market power), the effects of combining generation and transmission assets (one aspect of vertical market power), and the effects of combining electric and natural gas assets. To mitigate concerns about the potential for increased market power that otherwise might be suggested by the analyses used, Ameren initially proposed to the FERC, as a condition of merger approval, to implement certain transmission upgrades at a cost of approximately $18 million that will allow increased power flows in and around the area traversed by its transmission system. These included construction of a new 12.5-mile 138 kV line interconnecting with CWLP to increase import capability to CWLP, rebuilding approximately 50 miles of an existing 138 kV line to increase import capability to CILCO, and upgrades/changes to certain substation equipment. The purpose of these transmission improvements is to eliminate transmission congestion in central Illinois and thereby increase the available transfer capability.

----------

/35/ See Inquiry Concerning Merger Policy under the Federal Power Act: Policy Statement, Order No. 592, III FERC Stats. & Regs. P. 31,044 (1996), reconsideration denied, Order No. 592-A, 79 FERCP. 61,321 (1997) (codified at 18 C.F.R.ss. 2.26).

/36/ See Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, III FERC Stats. & Regs.P. 31,111 (2000), reh'g denied, Order No. 642-A, 94 FERC P. 61,289 (2001).

     As part of a settlement reached in the FERC proceeding with CWLP, Ameren agreed to construct, at its cost, a new 345 kV interconnection between CWLP and Commonwealth Edison Company ("ComEd"), together with an associated transformer, breakers and other equipment, in lieu of the 138 kV line that was originally proposed./37/ Pending completion of construction of the ComEd intertie, estimated at two years, Ameren agreed to hold CWLP harmless from any increased costs resulting from CWLP's inability to purchase economy energy due to transmission constraints on the Ameren and CILCO transmission systems. CWLP has an option to acquire the ComEd interconnection from Ameren at depreciated original cost for a period of fifteen years after it is placed in service.

     The ICC also considered the effect of the Transaction on competition in those markets over which the ICC has jurisdiction. In order to obtain ICC approval, Ameren and CILCO agreed to accept 25 separate conditions, as a package. Certain of these conditions are intended to promote development of independent generation within Ameren's service territory and to enhance import capability into the Ameren and CILCO territories. As to the latter, Ameren has agreed that, within 24 months after the Transaction closes, Ameren is obligated to make the investment needed to increase the simultaneous first contingency incremental transfer capability ("SFITC") into the CILCO control area by at least 192 MW, which can be accomplished by rebuilding approximately 50 miles of 138 kV line between East Springfield, Illinois, and CILCO's Tazewell substation. Ameren has also agreed that it will construct, no later than December 31, 2008, such additional facilities as are needed to increase the SFITC into the CILCO control area by at least an additional 189 MW. In the interim, pending completion of the first series of upgrades, Ameren has agreed to sell to non-affiliated companies 100 MW of power and energy priced at a market value index approved by the ICC for ultimate delivery to retail customers connected to the CILCO distribution system; and, pending completion of the second series of upgrades, Ameren has agreed to sell 50 MW of power and energy on the same basis.

     By order dated November 21, 2002 (Exhibit D-4 hereto), the FERC conditionally approved the Transaction (as well as Ameren's acquisition of AES Medina Valley). In addition to the transmission upgrades proposed by Ameren, the FERC conditioned its approval on Ameren's commitment to join the MISO. The FERC found that the combination of the transmission upgrades and the interim mitigation measures are sufficient to address any horizontal market power concerns. The FERC further found that, with Ameren's commitment to join the MISO (in which CILCO is already a member), the Transaction is not likely to enhance the ability of the combined system to use its transmission resources to affect electricity prices or power output in electric markets. Finally, the FERC held that, although both Ameren and CILCO own gas distribution facilities, neither currently serves independent generators, and, therefore, neither has the ability to affect the supply of, or prices for, delivered gas to their competitors.

     The Commission has found, and the courts have agreed, that it may appropriately rely upon the FERC with respect to such matters. See City of Holyoke v. SEC, 972 F.2d at 363-64, quoting Wisconsin's Environmental Decade v.

----------

/37/ The cost to Ameren of the new CWLP-ComEd interconnection will be comparable to the cost of the facilities originally proposed to be installed in order to expand CWLP's import capability.

SEC, 882 F.2d 523, 527 (D.C. Cir. 1989). For these reasons, the proposed Transaction will not "tend toward interlocking relations or the concentration of control of public-utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers."

          b.   Section 10(b)(2).
               ----------------

     Section 10(b)(2) of the Act precludes approval of an acquisition if the consideration to be paid in connection with the transaction, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired." The Commission has found "persuasive evidence" that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arms-length negotiations between the managements of the companies involved, supported by an opinion of a financial advisor. See Entergy Corp., 51 S.E.C. 869 at 879 (1993); Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1988).

     There is no basis for the Commission to question the fairness of the consideration to be paid to AES for CILCORP's common stock. AES announced its decision to sell CILCORP on November 13, 2001, and thereafter solicited expressions of interest from several potential purchasers. On February 19, 2002, AES disclosed that it had narrowed the list of potential purchasers to seven, including Ameren, and conducted further negotiations with them over price and other terms. Ameren was selected as the successful bidder at the conclusion of this auction process.

     There is also no basis for the Commission to conclude that the consideration to be paid for CILCORP does not bear a fair relation to the earning capacity of CILCORP's utility assets. In this case, Ameren requested its financial advisor, Goldman, Sachs & Co. ("Goldman Sachs"), to provide an opinion as to the fairness from a financial point of view to Ameren of the consideration to be paid for CILCORP (including the membership interests in AES Medina Valley Cogen, L.L.C.). On April 28, 2002, Goldman Sachs provided its opinion addressed to the Board of Directors of Ameren to the effect that, as of that date and based upon and subject to the matters and assumptions set forth therein, the Consideration (as defined in the opinion) to be paid by Ameren for CILCORP (including the membership interests in AES Medina Valley Cogen, L.L.C.) pursuant to the relevant agreements "is fair from a financial point of view to [Ameren]." Goldman Sachs' fairness opinion is filed herewith as Exhibit J.

     Another consideration under Section 10(b)(2) is the overall fees, commissions and expenses to be incurred in connection with the Transaction. Ameren believes that the transaction costs are reasonable and fair in light of the size and complexity of the proposed Transaction, and that the anticipated benefits of the Transaction to the public, investors and consumers are consistent with recent precedents and meet the standards of Section 10(b)(2). The total estimated fees and expenses, approximately $14 million (see Item 2 - Fees, Commissions and Expenses), are about 1% of the Purchase Price under the Stock Purchase Agreement. This is consistent with (and in fact generally lower than) percentages previously approved by the Commission. See, e.g., Entergy Corp., 51 S.E.C. at 881, n. 63 (fees and expenses of $38 million, representing approximately 2% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (fees and expenses of approximately 2% of the value of the assets to be acquired); and American Electric Power Company, Inc., et al., Holding Company Act Release No. 27186 (June 14, 2000), n. 40 (total fees, commissions and expenses of approximately $72.7 million, representing 1.1% of the value of the total consideration paid by American Electric Power to the shareholders of Central and South West Corp.).

          c.   Section 10(b)(3).
               ----------------

     Section 10(b)(3) requires the Commission to determine whether the Transaction will "unduly complicate the capital structure" or be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the Ameren system.

     The capital structure of the Ameren system will not change materially as a result of the Transaction. In the Transaction, Ameren will acquire 100% of the outstanding common stock of CILCORP for cash. Hence, the Transaction will not create any publicly-held minority stock interest in any public utility company. The existing debt securities and preferred stock of CILCORP and CILCO will remain outstanding as obligations of those companies.

     The continued existence of CILCORP as a secondary holding company following the Transaction will not unduly complicate Ameren's capital structure. In this regard, the Commission has permitted other registered holding companies to retain secondary holding companies in order to preserve tax advantages and/or existing structural and financial benefits. See e.g., American Electric Power Company, Inc., Holding Co. Act Release No. 27186, June 14, 2000); Energy East Corp., Holding Co. Act Release No. 27224 (August 31, 2000); NiSource Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000); and CP&L Energy, Inc., et al., Holding Co. Act Release No. 27284 (Nov. 27, 2000).

     There are significant financial disincentives to eliminating CILCORP as a secondary holding company at this time. Specifically, in order to eliminate CILCORP as a subsidiary, Ameren would either have to prepay the CILCORP Senior Notes, or, alternatively, assume the CILCORP Senior Notes by means of a merger or otherwise. As previously indicated, any prepayment or redemption of the CILCORP Senior Notes would require payment of a yield maintenance, or "make whole," premium. Using current Treasury rates, the amount of the "make whole" premium would be approximately $193 million. Ameren estimates that, if the CILCORP Senior Notes plus the amount of the "make whole" premium (a total of about $668 million) were to be paid with the proceeds of new unsecured debt issued by CILCORP having maturities corresponding to the CILCORP Senior Notes, the after-tax net present value of the increased cost of debt would be $64 million, based on current interest rates for similar debt of similarly rated issuers. Ameren's calculation of this amount, and the assumptions used in the calculation, are set forth on Exhibit K hereto.

     If CILCORP were to be merged into Ameren, the CILCORP Senior Notes would not have to be prepaid but would, by operation of law, become the direct obligations of Ameren. In this regard, however, the indenture under which the CILCORP Senior Notes were issued (the "CILCORP Indenture") includes limitations on future activities and other covenants that are far more onerous and restrictive than those in Ameren's existing debt instruments. For example, the CILCORP Indenture provides (in section 10.04 thereof) that future indebtedness of CILCORP and any subsidiary cannot be secured without the same property also securing the CILCORP Senior Notes, with certain exceptions. If CILCORP were merged into Ameren, this limitation would apply to future secured debt issued not only by Ameren, but AmerenUE and AmerenCIPS as well. This would be unacceptable from a business perspective. Under section 10.06, CILCORP and its subsidiaries cannot incur certain new debt unless CILCORP receives the written confirmation from certain ratings agencies that the issuance of such debt would not result in a ratings downgrade from the then-existing rating on the CILCORP Senior Notes. If CILCORP were merged into Ameren, this ratings affirmation covenant would apply to any debt issued by Ameren or any subsidiary of Ameren. Further, if the current rating for the CILCORP Senior Notes is raised as a result of the Transaction, then the higher rating becomes the "floor" for purposes of future ratings affirmations. Under section 10.07 of the CILCORP Indenture, CILCORP can only engage in businesses in addition to (i) those businesses in which it and its subsidiaries were engaged at the time the CILCORP Senior Notes were issued and (ii) other businesses that are deemed to be necessary, useful or desirable in connection with such existing businesses, if, prior to entering into any such additional business, CILCORP obtains the written confirmation of the ratings agencies that a ratings downgrade will not result.

     There are other limitations and restrictions under the CILCORP Indenture that Ameren would find unacceptable if they were to apply to Ameren and its subsidiaries. In this regard, it should be kept in mind that the CILCORP Senior Notes were issued as part of a highly leveraged transaction in which CILCORP became a wholly-owned subsidiary of AES, and consequently the covenants in the CILCORP Indenture reflect that status. In contrast, Ameren is a publicly-held company that has a substantially higher credit rating than either AES or CILCORP. Thus, while the limitations under the CILCORP Indenture may have been appropriate for CILCORP at the time the CILCORP Senior Notes were issued, they would not be appropriate for Ameren.

     In any event, leaving the CILCORP Senior Notes in place will not negatively affect CILCO's capital structure or be detrimental to investors. CILCO's common equity ratio has averaged around a minimum of 45% both before and after the issuance of the CILCORP Senior Notes. Also, CILCO's operating cash flow has been sufficient to cover the debt service requirements on the CILCORP Senior Notes, a trend that Ameren expects to continue. By becoming part of the Ameren system, CILCO's credit ratings may improve, thus providing CILCO with better access to capital. Further, CILCORP and CILCO will have additional access to short-term and long-term funding through their ability to borrow from Ameren.

     Set forth below are summaries of the capital structures of Ameren and CILCORP as of September 30, 2002, and the pro forma consolidated capital structure of Ameren (assuming the Transaction and the acquisition of AES Medina Valley Cogen (No. 4) L.L.C. had been consummated on September 30, 2002):

          Ameren and CILCORP Historical Consolidated Capital Structures

                              (dollars in millions)

                                    Ameren                        CILCORP
                                    ------                        -------
Common stock equity          $4,047         51%              $550         39%

Preferred securities            194          2%                41          3%

Long-term debt                3,484         44%               791         56%

Short-term debt,                261          3%                27          2%
incl. current
portion
                            -------     -------          --------     -------

     Total                   $7,986        100%            $1,409        100%


                 Ameren Pro Forma Consolidated Capital Structure
                        (dollars in millions) (unaudited)

Common stock equity                           $4,267                46%

Preferred securities                             235                 3%

Long-term debt                                 4,376                48%

Short-term debt, incl. current portion           289                 3%
                                              ------               ------

     Total                                    $9,167               100.0%

     As the foregoing shows, Ameren's pro forma consolidated common equity to total capitalization ratio of 46% will comfortably exceed the "traditionally acceptable 30% level."/38/ See Northeast Utilities, 50 S.E.C. at 440, n. 47. Moreover, the Transaction will have no effect on the capitalization of AmerenUE, AmerenCIPS, CILCO or CIGI. Common equity as a percentage of capitalization of each of these companies is and will remain well over 30%.

----------

/38/ Under section 7(d)(1) of the Act, the Commission generally has required a registered holding company system and its public-utility subsidiaries to maintain a 65/30 debt/common equity ratio, the balance generally being preferred equity. Such debt/equity capitalization requirement was included in Rule 52, as originally adopted, as applied to securities issued by public-utility subsidiaries, but was eliminated in 1992.

     The continued existence of the CILCO stock pledge to secure the CILCORP Senior Notes also will not unduly complicate Ameren's capital structure. Importantly, the continued existence of the CILCO stock pledge will not negatively impact CILCORP's ability to service its existing unsecured debt holders. See Allegheny Energy, Inc., et al., Holding Co. Act Release No. 27579 (Oct. 17, 2002) ("Allegheny"). In Allegheny, the Commission authorized a subsidiary of Allegheny Energy, Inc., Allegheny Energy Supply Company, LLC ("AE Supply"), to issue debt secured in part by a pledge of the stock of certain of its utility subsidiaries. The Commission determined that the financing was necessary in order to enable AE Supply to meet urgent cash requirements relating to its unregulated energy marketing operations and that the granting of security in its assets to some creditors of AE Supply would not prevent the full payment of other creditors of the company. The Commission further found that AE Supply's issuance of secured debt would not harm the holders of Allegheny Energy's common stock, since the amount of the debt was within previously authorized limits In the present case, the CILCORP Senior Notes are already outstanding; neither CILCORP nor Ameren is seeking any authorization to issue additional debt secured by a pledge of CILCO's common stock. Moreover, CILCORP is not experiencing liquidity problems that could jeopardize its ability to service other debt. The fact that the CILCORP Senior Notes are secured, rather than unsecured, will also not have any negative impact on the holders of Ameren's common stock. In this regard, as shown above, the impact of the Transaction (which includes the assumption of CILCORP's Senior Notes, as well as secured and unsecured debt of CILCO) on Ameren's consolidated capitalization ratios is not material. Common equity will represent approximately 46% of Ameren's pro forma consolidated capitalization, which is well above the traditionally acceptable 30% minimum.

     Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the combined Ameren system. The proposed transaction between Ameren and CILCORP is entirely consistent with the proper functioning of a registered holding company system. Ameren's and CILCORP's utility operations are contiguous and interconnected. The Transaction will result in substantial, otherwise unavailable, savings and benefits to the public and to consumers and investors of both companies. Moreover, the Transaction has been approved by the ICC and the FERC, which ensures that the interests of customers will be adequately protected. The FERC approval, including the FERC's acceptance of mitigation measures proposed by Ameren and Ameren's commitment to join the MISO, ensure that the Transaction will have no adverse effect on competition. For these reasons, Ameren believes that the Transaction will be in the public interest and the interest of investors and consumers and will not be detrimental to the proper functioning of the resulting holding company system.

     3.3  Section 10(c).
          -------------

     Section 10(c) of the Act provides that, notwithstanding the provisions of
Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

          a.   Section 10(c)(1).
               ----------------

               (a)  The Transaction will be lawful under Section 8.
                    ----------------------------------------------

               Section 10(c)(1) first requires that the Transaction be lawful under Section 8. That section was intended to prevent holding companies, by the use of separate subsidiaries, from circumventing state restrictions on common ownership of gas and electric operations. The Transaction will not result in any new situation of common ownership of so-called "combination" systems within a given state. CILCO already provides electric and gas service in overlapping areas of Illinois. Moreover, the ICC has jurisdiction over the Transaction. Accordingly, the Transaction does not raise any issue under Section 8.

               (b)  The Transaction will not be detrimental to carrying out the
                    -----------------------------------------------------------
                    provisions of Section 11.
                    ------------------------

               Section 10(c)(1) also requires that the Transaction not be "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission generally to limit a registered holding company "to a single integrated public-utility system," either electric or gas. An exception to this requirement, as discussed below, is provided in
Section 11(b)(1)(A) - (C) (the "ABC clauses"), which permits a registered holding company to retain one or more additional (i.e., secondary) integrated public-utility systems if the system satisfies the criteria of the ABC clauses. In the 1997 Merger Order, the Commission determined that Ameren's primary system, comprised of the electric utility facilities of AmerenUE and AmerenCIPS, constitutes an integrated electric utility system; and that the gas utility properties of AmerenUE and AmerenCIPS together constitute an integrated gas utility system that is retainable under the standards of Section 11(b)(1). At issue in this proceeding is whether Ameren's acquisition of CILCORP, whose principal subsidiary (CILCO) currently operates as both an electric and gas utility in substantially the same area of Illinois, will result in a system that is "detrimental to the carrying out of the provisions of section 11."

     As explained more fully below, the combination of the electric utility operations of AmerenUE, AmerenCIPS, and CILCO (including CIGI following the transfer of CILCO's generation assets to that company) will result in a single, integrated electric utility system. In addition, the combination of CILCO's gas utility properties with those of AmerenUE and AmerenCIPS will comprise an integrated gas utility system that may be retained by Ameren as an additional system under the ABC clauses of Section 11(b)(1). These standards are addressed below.

                    (i)  Integration of Electric Operations.
                         ----------------------------------

                    The threshold question is whether the electric utility properties of CILCO can be combined with those of AmerenUE and AmerenCIPS to form a single "integrated public-utility system," which, as applied to electric utility companies, is defined in Section 2(a)(29)(A) to mean:

     a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     Reading the statutory definition closely, there are four distinct and separate components of integration, as applied to an electric system: physical interconnection; coordination; limitation to a single area or region; and no impairment of localized management, efficient operation, and the effectiveness of regulation. See National Rural Electric Cooperative Association v. Securities and Exchange Commission, 276 F.3d 609 at __ (D.C. Cir. 2002). The Transaction satisfies each of these tests.

                         A. Interconnection. The first requirement for an
integrated electric utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system be "physically interconnected or capable of physical interconnection." As previously noted, the electric service areas of AmerenCIPS and CILCO in Illinois are adjacent and physically interconnected by a 345 kV line. Under traditional analysis, this fact alone satisfies the interconnection requirement. See e.g., Energy East, et al., Holding Company Act Release No. 27546 (June 27, 2002).

                         B. Coordination. Historically, the Commission has
interpreted the requirement that an integrated electric system be economically operated under normal conditions as a single interconnected and coordinated system "to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." See, e.g., Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998), citing The North American Company, 11 S.E.C. 194, 242 (1942), aff'd, 133 F.2d 148 (2d Cir. 1943), aff'd on constitutional issues, 327 U.S. 686 (1946). The Commission has noted that, through this standard, "Congress intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another." See Cities Service Co., 14 S.E.C. 28 at 55 (1943). Traditionally, the most obvious indicia of "coordinated operations" was the ability to jointly dispatch all system generating units automatically on an economic basis in order to achieve the lowest overall cost of electricity. However, in recent cases, the

Commission has recognized that joint economic dispatch is not per se a requirement for a finding of coordinated operations. See e.g., American Electric Power Company, Inc., Holding Co. Act Release No. 27186 (June 14, 2000); Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000); and CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000).

     In connection with the formation of Ameren in 1997, AmerenUE and AmerenCIPS entered into a Joint Dispatch Agreement ("JDA"), which was amended in 2000 in order to add Ameren Energy Generating upon the transfer of AmerenCIPS' generating units to Ameren Energy Generating. Under the JDA, the existing generation resources in the Ameren system are jointly dispatched on a single-system basis, without regard to ownership. The applicants in this proceeding, however, do not intend to make CILCO a party to the JDA or otherwise dispatch CILCO's plants and Ameren's plants on a single-system basis. CILCO is currently "short" of generating capacity, meaning that, for the foreseeable future, it will continue to require all of the capacity and associated energy from its existing generating units in order to serve its own load. Under these circumstances, it is clear that no advantage would be gained by making CILCO's generation subject to the JDA. Also, to expedite the state and federal regulatory approval process, Ameren and CILCO desire to keep the existing operating structure in place as much as possible, consistent with the requirements of the Act.

     Moreover, it is clear that the transfer of CILCO's generating assets to CIGI will not, at least for the foreseeable future, eliminate the need for close coordination between CILCO's transmission and distribution operations and CIGI's generation operations. As explained in Item 1, in connection with the restructuring of CILCO, CIGI will provide the full requirements of CILCO's retail customers pursuant to the PSA through December 31, 2004. Ameren and CILCO have committed, as part of their application to the ICC, to use their best efforts to obtain from FERC authorization to extend the PSA, on its existing terms, through December 31, 2006. Thus, at least through 2006, there will be a high degree of coordination between CIGI and CILCO./39/

     AmerenUE and CIGI (and, as well, Ameren Energy Generating, even though it is an EWG) will also have opportunities to coordinate their generating resources through joint planning, joint operation and maintenance programs, and joint management of fuel resources by Ameren Fuels. For example, Ameren Services' Energy Supply Operations Department ("Energy Supply"), which already has responsibility for the dispatch of AmerenUE's and Ameren Energy Generating's power plants, will take over responsibility for the dispatch of CIGI's plants for reliability purposes. Moreover, although CILCO and Ameren will continue to operate in separate control areas, the actual management and staffing of certain control area operations will be combined in Energy Supply in St. Louis, and the information systems utilized for that purpose will be shared. AmerenUE, CIGI and

----------

/39/ Contrast Reliant Energy, Inc., et al., Holding Co. Act Release No. 27548 (July 5, 2002), where the Commission concluded that, following the separation of Reliant's generation assets and "wires" business into separate subsidiaries, in accordance with Texas' restructuring law, coordination between the two would cease. Under Texas restructuring law, however, Reliant's transmission and distribution subsidiary will no longer purchase or sell any electricity and will not have any responsibility to be a provider of last resort, and Reliant's generating subsidiary will sell all of its output into the wholesale market.

Ameren Energy Generating will also have opportunities to coordinate their generating facilities through power sales under their FERC-authorized market based tariffs.

     Energy Supply will also manage the operations of the combined transmission systems of AmerenUE, AmerenCIPS and CILCO, and Ameren Services and the Energy Delivery group within CILCO will jointly manage transmission and distribution construction and maintenance programs, call center operations, emergency restoration services, and customer services (i.e., billing and billing information). After the Transaction closes, Ameren intends to take several actions designed to integrate CILCO's and Ameren's power delivery operations. For example, Ameren intends to update and ultimately replace CILCO's customer information system, connect CILCO's call center operations in Peoria to Ameren's other call centers in order to reduce the wait time on emergency services, make its existing electric and gas training facilities available to CILCO's employees, and make its various outage analysis programs (Supervisory Control and Data Acquisition, Outage Analysis, AM/FM Digital Mapping, Mobile Data, Transformer Load Management, and possibly Network Meter Reading) available to CILCO. CILCO will also gain access to Ameren's significantly greater human resources, specialized equipment and critical spare parts used in responding to emergency conditions.

     Finally, because AmerenUE, AmerenCIPS and CILCO are, or will become, directly or indirectly, members of MISO, their transmission assets will be under common day-to-day control and management. Thus, in terms of both generation and transmission facilities, there will be high degree of coordination.

     Under Section 2(a)(29)(A), the Commission must also find that the resulting interconnected and coordinated system may be "economically operated." This calls for a determination that coordinated operation of the combined company's facilities is likely to produce economies and efficiencies. The question of whether a combined system will be economically operated under Section 10(c)(2) and Section 2(a)(29)(A) was recently addressed by the U.S. Court of Appeals in Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999). In that case, the court determined that in analyzing whether a system will be economically coordinated, the focus must be on whether the acquisition "as a whole" will "tend toward efficiency and economy." Id. at 1341. As discussed in
Item 3.3 below, the Transaction will meet this standard.

     In short, all aspects of the combined system will be centrally and efficiently planned and coordinated. As with other merger applications approved by the Commission, the combined system will be capable of being economically operated as a single interconnected and coordinated system as demonstrated by the variety of means through which its operations will be coordinated and the efficiencies and economies expected to be realized by the proposed transaction.

                         C. Single Area or Region. As required by Section
2(a)(29)(A), the operations of Ameren following the Transaction will be confined to a "single area or region in one or more States." The retail service area of the Ameren system will continue to be confined to the two adjoining states

(Missouri and Illinois) in which Ameren already operates. Moreover, as indicated, AmerenUE, AmerenCIPS and CILCO are all members of MAIN, one of the ten regional electric reliability councils in the United States.

                         D. Size. The final clause of Section 2(a)(29)(A)
requires the Commission to look to the size of the combined system (considering the state of the art and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation. In the instant matter, these standards are easily met. The size of the Ameren electric system will not impair the advantages of localized management, efficient operation or the effectiveness of regulation. Instead, the proposed Transaction will actually increase the efficiency of operations.

     Localized Management -- Although CILCO will necessarily come under new management as a result of the Transaction, it will continue to exist as a separate legal entity and will continue to operate through regional offices with local service centers and line crews available to respond to customers' needs. Ameren will preserve the well-established delegations of authority -- currently in place at AmerenUE and AmerenCIPS -- which permit the local, district and regional management teams to budget for, operate and maintain the electric distribution system, and to schedule work forces in order to provide the same (or better) quality of service to customers of CILCO./40/ In short, CILCO will continue to be managed on a day-to-day basis at a local level, particularly in areas that must be responsive to local needs. Accordingly, the advantages of localized management will not be impaired.

     Efficient Operation -- As discussed above in the analysis of Section 10(c)(2), the Transaction will result in significant economies and efficiencies. Operations will be more efficiently performed on a centralized basis because of economies of scale, standardized operating and maintenance practices and closer coordination of system-wide matters.

     Effective Regulation -- The Transaction will not impair the effectiveness of regulation at either the state or federal level. CILCO will continue to be regulated by the ICC with respect to retail rates, service, securities issuances and other matters, and by FERC with respect to interstate electric sales for resale and transmission services.

                    (ii) Integration of Gas Operations.
                         -----------------------------

                    The gas utility properties of CILCO, when added to those owned by AmerenUE and AmerenCIPS, will form an "integrated gas-utility system," which is defined in Section 2(a)(29)(B) to mean:

----------

/40/ In their application to the ICC (Exh. D-1 hereto), CILCO and Ameren committed, among other things, to maintain CILCO's headquarters in Peoria for at least five years after the Transaction closes, to continue to employ at least 800 full-time employees of CILCO and its affiliates in the CILCO service area at least through 2005, and to maintain a management presence in the Peoria region by having two vice presidents (or higher level business leaders) work out of the Peoria region.

     a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     Thus, the definition of an integrated gas-utility system has three distinct parts, each of which will be satisfied in this case.

                         A. Coordination. In order to find coordination among
the gas-utility companies in the same holding company system, the Commission has historically focused primarily on the operating economies that may be effectuated through coordinated management of gas supply portfolios, i.e., gas purchase arrangements, transportation agreements, and storage assets, the access of the gas-utility companies in the same holding company system to common market and supply-area hubs, the functional merger of separate gas supply departments under common management, and sharing of data management software systems. See NIPSCO Industries, Inc., 53 S.E.C. 1296 at 1306 - 1309 (1999); New Century Enterprises, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000). The Commission has also recognized that substantial operating economies can be achieved through access to the resources of an affiliated gas marketer. See Sempra Energy, 53 S.E.C. 1242 at 1251 - 1252 (1999).

     AmerenUE, AmerenCIPS and CILCO currently manage similar physical properties and contractual assets: natural gas supply, interstate pipeline transportation contracts, and storage contracts of varying types and duration. Following the acquisition of CILCO, Ameren Fuels will enter into a fuel services agreement with CILCO that is substantially identical to the existing Fuel Services Agreement between Ameren Fuels and AmerenUE and AmerenCIPS. Under these agreements, personnel of Ameren Fuels will manage all of the natural gas supply, transportation and storage activities on behalf of the three companies. This will include procuring natural gas supply, transportation services and storage capacity, negotiating agreements, nominating and scheduling gas deliveries, balancing system demand and supply, and performing state and federal regulatory responsibilities, in each case as agent for the three companies.

                         B. Single Area or Region. The combined gas system of
AmerenUE, AmerenCIPS and CILCO will also be confined to Missouri and Illinois. The areas served in Illinois are mostly contiguous. CILCO takes delivery of gas on five interstate pipelines: Panhandle Eastern Pipe Line Company, Natural Gas Pipeline Company of America, Trunkline Gas Company, Midwestern Gas Transmission Company, and ANR Pipeline Company. Ameren is currently served by all of these interstate pipelines with the exception of ANR Pipeline Company. The common pipelines give both companies access to gas supplies produced in the Mid-Continent region (Kansas and the Texas/Oklahoma Panhandle) and Gulf Coast onshore and offshore (Louisiana and Texas) producing areas and, to a lesser extent, the Rocky Mountain and western Canada producing basins. Thus, the companies share a "common source of supply."

                         C. Size. For the same reasons given above in connection
with the discussion of impacts of the Transaction on the combined electric system, localized management, efficient operation, and the effectiveness of regulation will not be impaired by the resulting size of the integrated gas utility system.

               (c)  Retention of Combined Gas System.
                    --------------------------------

               As indicated, under the "ABC clauses" of Section 11(b)(1), a registered holding company can own "one or more" additional integrated systems if certain conditions are met. Specifically, the Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system," (B) the additional system is located in one state or adjoining states, and (C) the combination of systems under the control of a single holding company is "not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

                    (i)  Loss of Economies.
                         -----------------

                    Clause A requires a showing that each additional integrated system (in this case, the integrated gas utility system formed by combining the operations of AmerenUE, AmerenCIPS and CILCO) cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by a holding company of such system. Historically, the Commission considered four ratios as a "guide" to determining whether lost economies would be "substantial" under Section 11(b)(1)(A). Specifically, the Commission considered the estimated loss of economies expressed in terms of the ratio of increased expenses to the system's total operating revenues, operating revenue deductions, gross income and net income. See Engineers Public Service Co., 12 SEC 41 (1942), rev'd on other grounds and remanded, 138 F. 2d 936 (DC Cir. 1943), vacated as moot, 332 US 788 (1947) ("Engineers"), and New England Electric System, 41 S.E.C. 888, 893 - 899 (1964). In Engineers, the Commission suggested that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income, and 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies" associated with a divestiture. 12 SEC at 59. More recently, the Commission has indicated that it will no longer require a comparison of resulting loss ratios to those of earlier precedent. See CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27,
2000), fn. 40.

     In its early decisions, the Commission considered the increases in operational expenses that were anticipated upon divestiture, but also took into account, as offsetting benefits, the significant competitive advantages that were perceived to flow from a separation of gas and electric operations. The Commission's assumption was that a combination of gas and electric operations is typically disadvantageous to the gas operations and, hence, the public interest and the interests of investors and consumers would be benefited by a separation of gas from the electric operations. In more recent cases, however, the Commission has recognized that these assumptions are outdated and that the historical ratios do not provide an adequate indication of the substantial loss of economies that may occur by forcing a separation of electric and gas. Specifically, beginning with its decision in New Century Energies, Inc., 53 S.E.C. 54 (1997), the Commission took notice of the changing circumstances in today's electric and gas industries, notably the increasing convergence of the electric and gas industries. The Commission concluded that, "in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs." 53 S.E.C. at
76. This view was repeated in subsequent cases, including the 1997 Merger Order and WPL Holdings, Inc., 53 S.E.C. 501 (1997). The Commission has also recognized that revenue enhancement opportunities and other benefits likely to be realized from a "convergence" merger would be diminished or lost if the Commission forced a divestiture of the additional system. See SCANA Corp., Holding Co. Act Release No. 27133 (Feb. 9, 2000); and Northeast Utilities, Holding Co. Act Release No. 27127 (Jan. 31, 2000).

     Ameren has prepared an analysis (the "Divestiture Study") that quantifies the estimated economic impact of a divestiture of the combined gas operations of AmerenUE, AmerenCIPS and CILCO into a new, stand-alone company ("New GasCo"). The Divestiture Study (Exh. H hereto), which uses data for the twelve months ended December 31, 2001, shows that a divestiture of the combined gas operations would result in an increase in annual operating costs (excluding income taxes) of approximately $50.2 million,/41/ which is equal to approximately 8.35% of gas operating revenues, 9.05% of gas operating revenue deductions, 106.89% of gross gas income and 176.21% of net gas income./42/ These increased operating costs would result primarily from additional capital costs and annual operating and maintenance costs in several categories (e.g., establishing new service centers), including one-time transition costs associated with establishing the gas department as a separate company. These lost economies would be offset only in part by the quantifiable benefits ($6.1 million in the first year) expected to be derived from a combination of the gas operations.

     The Divestiture Study also indicates that in order to recover these lost economies, New GasCo would need to increase customer rates by about 13.02% ($78.3 million) in order to provide an 8.70% rate of return on rate base, which is based on the weighted average cost of capital of AmerenUE, AmerenCIPS and CILCO. In the absence of rate relief, the Divestiture Study concludes that the lost economies would result in a negative 0.38% rate of return on rate base.

----------

/41/ It is estimated that a spin off of New GasCo to the public following Ameren's acquisition of CILCORP would result in federal and state income taxes of $18.3 million (based on data as of December 31, 2001).

/42/ The Commission has indicated that it will no longer require a comparison of resulting loss ratios to those of earlier precedent. CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000), fn. 40.

     Finally, in its analysis of clause A, the Commission has also taken into account the historical association of the electric and gas operations and the views of the interested state commissions. New Century Energies, 53 S.E.C. at
78. As in that case, the electric and gas assets of both CILCO and Ameren's subsidiaries have been under common control for many years, and the Transaction will not alter the status quo. Further, the Missouri Public Service Commission, which has jurisdiction over AmerenUE, and the ICC, which has jurisdiction over both AmerenUE and AmerenCIPS, did not object at the time that the Ameren system was formed to the continued ownership of both electric and gas utility operations in a single system. The ICC had another opportunity to consider this issue in connection with its review of the Transaction.

                    (ii) Same State or Adjoining States.
                         ------------------------------

                    The proposed Transaction does not raise any issue under
Section 11(b)(1)(B) of the Act, as the gas utility properties of AmerenUE, AmerenCIPS and CILCO are located and operate exclusively in Illinois and Missouri, the same two States in which they operate as electric utilities. Thus, the requirement that each additional system be located in one State or adjoining States is satisfied.

                    (iii) Size.
                          ----

                    Further, retention of the combined gas utility business does not raise any issues under Section 11(b)(1)(C) of the Act. The combination of both electric and gas utility systems under the control of a single holding company will be "not so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." As the Commission has recognized, the determinative consideration is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation. From these perspectives, it is clear that the continued ownership of the combined gas system by Ameren is not too large.

     As of December 31, 2001, and giving effect to the Transaction, the combined gas operations of AmerenUE, AmerenCIPS, and CILCO would represent only about 5% of Ameren's post-Transaction net utility plant, and only about 12% of Ameren's post-Transaction net operating revenues.

     As indicated, the gas procurement functions of CILCO, AmerenUE and AmerenCIPS will be centralized in Ameren Fuels. Ameren Fuels will administer the combined portfolios of natural gas supply, transportation and storage contracts as agent for the three companies. In most other respects, the local operations of CILCO will continue to be handled from CILCO's headquarters in Peoria. Management will therefore remain geographically close to the gas operations, thereby preserving the advantages of localized management.

               (d)  Retention of CILCORP's Non-Utility Subsidiaries and
                    ---------------------------------------------------
                    Investments.
                    -----------

               Section 11(b)(1) permits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." The Commission has historically interpreted this provision to require an operating or "functional" relationship between the non-utility activity and the system's core utility business. See, e.g. Michigan Consolidated Gas Co., 44 S.E.C. 361
(1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971); United Light and Railways Co., 35 S.E.C. 516 (1954); CSW Credit, Inc., 51 S.E.C. 984 (Mar. 2, 1994); and Jersey
Central Power and Light Co., Holding Co. Act Release No. 24348 (Mar. 18, 1987). In addition, the Commission has permitted new registered holding companies to retain passive investments which, although not meeting the functional relationship test, could nevertheless be acquired under the standards of Section 9(c)(3) of the Act.

     In 1997, the Commission adopted Rule 58,/43/ which conditionally exempts from the pre-approval requirements of Sections 9(a) and 10 of the Act the acquisition by a registered holding company of securities of companies engaged in certain specified categories of "energy-related" businesses which the Commission has determined, on the basis of experience, are so closely related to the business of a public-utility company as to be considered in the ordinary course of a public utility business. In adopting Rule 58, the Commission "has sought to respond to developments in the industry by expanding its concept of a functional relationship." Rule 58 Release at 11. Importantly, Rule 58 does not require that non-utility businesses of the type covered by the rule be "functionally" related to a holding company's utility operations at all.

     As set forth more fully in Exhibit I, the direct and indirect non-utility subsidiaries and investments of CILCORP meet the Commission's standards for retention under Section 11(b)(1) or Section 9(c)(3), as applicable, with certain exceptions that are noted in Exhibit I. Certain of CILCORP's non-utility subsidiaries fit within the definition of "energy-related company" under Rule
58. Rule 58 provides in section (a)(1)(ii) thereof that investments in non-utility activities that are exempt under Rule 58 cannot exceed 15% of the consolidated capitalization of the registered holding company. In its statement supporting the adoption of the Rule, the Commission stated:

     The Commission believes that all amounts that have actually been invested in energy-related companies pursuant to commission order prior to the date of effectiveness of the Rule should be excluded from the calculation of aggregate investment under Rule 58. The Commission also believes it is appropriate to exclude from the calculation all investments made prior to that date pursuant to available exemptions. (Rule 58 Release at 50-51).

----------

/43/ "Exemption of Acquisition by Registered Public-utility Holding Companies of Securities of Non-utility Companies Engaged in Certain Energy-related and Gas-related Activities," Holding Co. Act Release No. 26667 (Feb. 14, 1997) ("Rule 58 Release").

     Moreover, in recent merger orders, the Commission has also excluded from the Rule 58 investment limit investments in "energy-related companies" acquired and held by exempt holding companies prior to the time they registered or were acquired by a registered holding company, on the ground that the restrictions of
Section 11(b)(1) are applicable to registered holding companies and not to exempt holding companies. Because CILCORP is an exempt holding company, none of the investments it has heretofore made in non-utility businesses was pursuant to Commission order. Accordingly, investments made by CILCORP in "energy-related companies" prior to the effective date of the Transaction should not be counted in the calculation of the 15% investment limitation./44/

               (e)  Retention of CIGI as Subsidiary of CILCO.
                    ----------------------------------------

               Section 11(b)(2) of the Act requires the Commission to ensure that "the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of the holding company system." Section 11(b)(2) also directs the Commission to require each registered holding company "to take such steps as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company," in other words, to eliminate so-called "great-grandfather" holding companies. As a result of the Transaction, and assuming the continued interposition of CILCORP as an intermediate holding company, Ameren will become a "great-grandfather" holding company with respect to CIGI. If CILCORP were eliminated as an intermediate holding company, or if CIGI is again determined to be an EWG, the "great-grandfather" relationship between Ameren and CIGI would no longer exist. However, as discussed above in Item 3.2, Ameren is proposing to retain CILCORP as an intermediate holding company for the indefinite future and is also proposing to acquire CIGI as an additional public utility subsidiary (by causing CIGI to relinquish its EWG status upon or following closing of the Transaction)./45/

     Ameren could also eliminate the "great-grandfather" relationship with CIGI by causing CILCO to distribute the common stock of CIGI to CILCORP or otherwise transfer the stock of CIGI to another company in the Ameren system. In this connection, it is Ameren's intention ultimately to move CIGI out from under CILCO in order to achieve a clearer delineation between CILCO's regulated utility business and CIGI's unregulated business. However, such action would require approval by this Commission, and may require other regulatory approvals and corporate actions as well. Ameren is also examining whether such a change in corporate structure would result in any adverse federal and/or state tax consequences and/or would negatively affect CILCO's ability to service its debt. Ameren has not completed its analysis of these issues or determined the

----------

/44/ See, e.g., New Century Energies, Inc., 53 S.E.C. 54 at 82 (1997).

/45/ Although the acquisition of CIGI as an EWG would be exempt under Section 32(g) of the Act, it could result in Ameren exceeding the limitation under Rule 53(a)(1) on use of proceeds of authorized financing to acquire interests in EWGs. After the Transaction closes, Ameren may file a separate application to request relief from the investment limitation under Rule 53(a)(1), and, assuming that such relief is obtained, may then choose to seek a new determination from the FERC that CIGI is an EWG.

likelihood or timing of receiving necessary regulatory approvals for such action. Accordingly, Ameren proposes that CIGI remain as a subsidiary of CILCO for the indefinite future.

     In any event, the continued ownership of CIGI by CILCO does not implicate any of the abuses that Section 11(b)(2) of the Act was intended to prevent. These abuses, facilitated by the pyramiding of holding company groups, involved the diffusion of control and the creation of different classes of debt or stock with unusual voting rights. These abuses are not present in this case. CIGI is wholly-owned by CILCO; it does not have any other class of equity securities or any third-party debt outstanding. In fact, for the time being at least, its assets will continue to secure first mortgage bonds issued by CILCO. Moreover, at least through the end of 2004 (as is likely to be extended through the end of 2006), all of CIGI's generating capacity will be dedicated under the PSA to serving the needs of CILCO; it will not have any retail customers who are subject to cost of service rates. The continued ownership of CIGI by CILCO will therefore enhance operational efficiency and coordination. Compare Energy East Corp., et al., Holding Co. Act Release No. 27224 (Aug. 31, 2000) (permitting Central Maine Power Company, a third tier subsidiary of Energy East, to retain ownership of certain single purpose utility subsidiaries whose assets are directly related to the utility operations of their parent); and Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000) (permitting retention of third tier generating utility subsidiary that was created as part of implementation of state restructuring plans and certain other fourth and lower tier generating companies that had been in existence for a long period of time).

          b.   Section 10(c)(2).
               ----------------

     The Transaction will "serve the public interest by tending toward the economical and efficient development of an integrated public utility system." It will therefore satisfy the requirements of Section 10(c)(2) of the Act.

     The Transaction will produce economies and efficiencies that are sufficient (given the size of the Transaction) to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realized only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See AEP, 46 S.E.C. at 1320 - 1321. Some potential benefits cannot be precisely estimated; nevertheless, they too are entitled to be considered. As the Commission has observed, "[s]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., 49 S.E.C. at 480.

     Because of its size, with more than 1.5 million electric customers and more than 300,000 gas customers, Ameren has greater purchasing power for equipment, materials, supplies, services and fuels than CILCO. Ameren believes that its size advantage will help to stabilize CILCO's cost of operations during a period of service improvements. Likewise, AmerenUE's and AmerenCIPS' customers will benefit from the Transaction. Such benefits will be derived from greater economies of scale and the ability to maximize the utilization of existing systems and infrastructure.

     Specifically, the Transaction will produce savings in the energy delivery business through purchasing economies, elimination of duplicate energy delivery services (such as transmission and distribution system maintenance programs, call center operations, customer services, etc.) and limited staff reductions. Ameren estimates that ongoing pre-tax net savings associated with the energy delivery function will range from $500,000 to $3.2 million per year in the first four years (2003 through 2006). Ameren also believes that there will be opportunities to achieve substantial savings in power supply through the integration of CIGI's and Ameren's generation functions in such areas as fuel purchasing, transportation and handling, joint planning, joint plant maintenance programs, and spare parts inventory management. Ameren also believes that additional savings can be achieved through administrative and corporate purchasing economies, elimination of duplicate administrative and corporate services, and limited staff reductions.

     Ameren estimates that, in order to achieve the projected level of savings, approximately $25 million in one-time transition expenses, along with approximately $14 million of capital expenditures will be incurred. These expenditures are required principally to enable CILCO to utilize Ameren's systems and to pay for relocation and severance costs and facilities integration.

     Although these quantifiable savings are modest in relation to savings that have been projected in other recent merger cases approved by the Commission, they are nevertheless meaningful in relation to the overall Transaction size. Moreover, Ameren expects that the aggregate of all potential savings, as described above, will exceed the cost to achieve such savings and that the Transaction will be accretive to earnings.

     The Transaction should also have a beneficial effect on CILCO's ability to raise capital on reasonable terms and on the cost of future debt capital since Ameren has a higher credit rating than AES./46/ It is expected, for example, that CILCO will achieve savings in the cost of short-term debt through its ability to borrow from Ameren, which should enable CILCO to terminate or reduce the size of its existing external credit facilities, with a reduction in associated facility fees. CILCO's existing ratings for senior secured debt, preferred stock and commercial paper are not expected to be adversely affected as a result of the Transaction./47/

     3.4  Section 10(f).
          -------------

     Section 10(f) provides that:

     The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

----------

/46/ As previously noted, Ameren's senior unsecured debt is rated A2 by Moody's and A by S&P. AES's senior unsecured debt is rated Ba3 by Moody's and B+ by S&P.

/47/ Following the announcement of the Transaction in April 2002, S&P and FitchRatings both indicated in press releases that the Transaction is viewed as a positive influence on CILCO's credit worthiness.

     As previously indicated, the Transaction has been approved by the ICC. In addition, closing conditions under the Stock Purchase Agreement are designed to assure compliance with all other applicable State laws.

     3.5  Intra-system Transactions.
          -------------------------

     The sale of goods and services to CILCORP and its subsidiaries following the effective date of the Transaction will be carried out in accordance with the requirements and provisions of Section 13(b) of the Act and Rules 87, 90 and 91 unless otherwise authorized by the Commission by order or by rule. These include the Service Agreements and the Fuel Services Agreement.

     The acquisition of CILCORP will not necessitate any change in the organization of Ameren Services, the type and character of the companies to be served, the methods of allocating costs to associate companies, or the scope or character of the services to be rendered. However, it is contemplated that certain employees of CILCORP and its subsidiaries may be transferred to and become employees of Ameren Services after the Transaction closes.

     3.6  Rule 54 Analysis.
          ----------------

     Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any EWG or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, in which a registered holding company holds an interest in determining whether to approve any transaction unrelated to any EWG or FUCO if the requirements of Rule 53 (a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Ameren's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs is currently $406, 397,430, or approximately 23.1% of Ameren's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) for the four quarters ended September 30, 2002 ($1,757,119,306). On a pro forma basis, to take into account Ameren's investment in AES Medina Valley, Ameren's "aggregate investment" would be $429,497,430, or about 24.4% of "consolidated retained earnings" for the four quarters ended September 30, 2002. Ameren does not currently hold an interest in any FUCO.

     Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each such EWG and FUCO in which it directly or indirectly acquires and holds an interest. Ameren will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of Ameren's domestic public utility subsidiaries (including CILCO and CIGI) will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Ameren will submit a copy of each Application or Declaration, and each amendment thereto, relating to any EWG or FUCO, and will submit copies of any Rule 24 certificates required thereunder, as well as a copy of the relevant portions of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Ameren's domestic public utility subsidiaries.

     In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

     4.1  Illinois Commerce Commission.
          ----------------------------

     The Transaction has been approved by the ICC by order dated December 4, 2002, subject to certain conditions. In accordance with the requirements of
Section 7-204 of the Illinois Public Utilities Act, the ICC held that: (a) the Transaction will not diminish CILCO's ability to provide adequate, reliable, efficient, safe and least-cost public utility service; (b) the Transaction will not result in the unjustified subsidization of non-utility activities by CILCO or its customers; (c) the costs and facilities of CILCO are fairly and reasonably allocated between utility and non-utility activities in a manner such that the ICC may identify those costs and facilities which are properly included by the utility for ratemaking purposes; (d) the Transaction will not significantly impair CILCO's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure; (e) CILCO will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities; (f) the Transaction is not likely to have a significant adverse effect on competition in those markets over which the ICC has jurisdiction; and (g) the Transaction is not likely to result in any adverse rate impacts on retail customers.

     The ICC also authorized CILCO to enter into the Services Agreement and the Fuel Services Agreement and to maintain certain books and records outside Illinois and approved CILCO's post-closing capitalization.

     As previously indicated, in order to obtain ICC approval of the Transaction, Ameren and CILCO agreed to 25 separate conditions, as a package. These conditions are set forth in Appendix A to the ICC order. As described in
Item 3.2(a), above, several of these conditions are intended to address competition concerns. Ameren and CILCO also agreed, among other actions, to expend best efforts to ensure that their Illinois transmission systems and power markets will be under the control of a single, fully-operational, FERC-approved regional transmission organization by December 31, 2004; to seek timely approval from the FERC of an extension of the CILCO-CIGI PSA from December 31, 2004 to December 31, 2006; and to dissolve CILCORP as soon as reasonably practicable after all the indebtedness and other liabilities for which CILCORP is the obligor is paid or otherwise satisfied.

     In addition, the ICC has authorized CILCO to transfer its generation assets to CIGI./48/

----------

/48/ See note 13, supra.

     4.2  Federal Energy Regulatory Commission.
          ------------------------------------

     Under Section 203 of the Federal Power Act, the FERC is directed to approve a merger if it finds such merger consistent with the public interest. In reviewing transactions under the standards of Section 203, the FERC generally evaluates: whether the merger will adversely affect competition; whether the merger will adversely affect rates; and whether the merger will impair the effectiveness of regulation. A copy of the FERC's order conditionally approving the Transaction (and related acquisition of AES Medina Valley) under the Federal Power Act is filed herewith as Exhibit D-4. The findings of the FERC with respect to the impact of the Transaction on competition have been summarized in
Item 3.2(a), above.

     In addition, the FERC has authorized CILCO to transfer its generation assets to CIGI./49/

     4.3  HSR Act.
          -------

     Under the HSR Act, and the rules promulgated thereunder by the FTC, the Transaction may not be consummated until Ameren and AES file notifications and provide certain information to the FTC and the DOJ and specified waiting period requirements are satisfied. Even after the HSR Act waiting period expires or terminates, the FTC or the DOJ may later challenge the Transaction on antitrust grounds. If the Transaction is not completed within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, the parties would be required to submit new information under the HSR Act and a new waiting period would begin.

     Both Ameren and AES have made the required HSR Act filings. On January 15, 2003, following the expiration of the HSR Act waiting period, the DOJ, which reviewed the Transaction pursuant to an agreement with the FTC, verbally notified Ameren and AES that it had completed its competitive review and would not challenge the Transaction.

     4.4  Federal Communications Commission.
          ---------------------------------

     In connection with the Transaction, the Federal Communications Commission has authorized CILCO to transfer various communications licenses that it holds to Ameren Services.

     Except as described above, no other state or federal commission, other than this Commission, has jurisdiction over the proposed Transaction./50/


ITEM 5.   PROCEDURE.
          ---------

     The Commission has issued a notice of the filing of the Application/ Declaration, and no request for hearing was made. The Applicants request that the Commission issue an order approving the Application/Declaration as soon as

----------

/49/ See note 14, supra.

/50/ By order made effective June 23, 2002, the Missouri Public Service Commission ruled that it does not have jurisdiction over the Transaction. In the Matter of the Proposed Acquisition of Cilcorp, Inc. by Ameren Corporation, Case No. EO-2002-1082
practicable. The Applicants further request that there not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective; waive a recommended decision by a hearing officer or other responsible officer of the Commission; and consent to the participation by the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          a.   Exhibits.
               --------

          A-1 Articles of Incorporation of CILCORP Inc. as amended effective November 15, 1999. (Incorporated by reference to Exhibit 3 to Annual Report of Form 10-K for the year ended December 31, 1999, File No. 1-8946).

          A-2 Bylaws of CILCORP Inc. as amended and restated effective October 18, 1999. (Incorporated by reference to Exhibit (3)a to Annual Report of Form 10-K for the year ended December 31, 1999, File No. 1-8946).

          A-3 Articles of Incorporation of Central Illinois Light Company, as amended April 28, 1998. (Incorporated by reference to Exhibit (3) to Annual Report of Form 10-K for the year ended December 31, 1998, File No. 1-8946).

          A-4 Bylaws of Central Illinois Light Company, as amended effective April 1, 1999. (Incorporated by reference to Exhibit (3)a to Annual Report of Form 10-K for the year ended December 31, 1999, File No. 1-8946).

          A-5 Articles of Incorporation of Central Illinois Generation, Inc. (Previously filed).

          A-6  Bylaws of Central Illinois Generation, Inc. (Previously filed).

          A-7 Indenture, dated as of October 18, 1999, between Midwest Energy, Inc. and The Bank of New York, as Trustee, and First Supplemental Indenture, dated as of October 18, 1999, between CILCORP Inc. and The Bank of New York. (Incorporated by reference to exhibits 4.1 and 4.2 of Registration Statement on Form S-4 filed by CILCORP on November 5, 1999 in File No. 333-90373).

          B-1 Stock Purchase Agreement, dated as of April 28, 2002, by and between The AES Corporation and Ameren Corporation. (Previously filed).

          B-2 Fuel Services Agreement between Ameren Fuels and CILCO and CIGI. (Previously filed).

          B-3 Services and Facilities Agreement between CILCO and CIGI. (Filed herewith).

          C Registration Statement on Form S-4 with respect to CILCORP Senior Notes, filed by CILCORP on November 5, 1999. (Incorporated by reference to File No. 333-90373).

          D-1 Application to the Illinois Commerce Commission for Approval of Transaction. (Previously filed - Form SE - Continuing hardship exemption).

          D-2 Order of the Illinois Commerce Commission Approving Transaction. (Filed herewith).

          D-3 Joint Application to the Federal Energy Regulatory Commission for Approval of Transaction. (Previously filed - Form SE - Continuing hardship exemption).

          D-4 Order of the Federal Energy Regulatory Commission. (Filed herewith).

          E-1 Organizational Chart of Ameren and its Subsidiaries. (Previously filed -Form SE - Required paper format filing).

          E-2 Organizational Chart of CILCORP and its Subsidiaries. (Previously filed - Form SE - Required paper format filing).

          E-3 Electric Service Territory Map. (Previously filed - Form SE - Required paper format filing).

          E-4 Gas Service Territory Map. (Previously filed - Form SE - Required paper format filing).

          E-5 Electric Transmission Facilities Maps. (Included in Exhibit D-3 hereto as Exhibit K).

          F-1  Opinion of counsel to Ameren Corporation. (Filed herewith).

          F-2 Opinion of Jones Day, special counsel to Ameren. (Filed herewith).

          F-3  Opinion of counsel to CILCORP. (Filed herewith).

          G    Proposed form of Federal Register notice. (Previously filed).

          H Analysis of the Economic Impact of a Divestiture of the Gas Operations of AmerenUE, AmerenCIPs, and CILCO. (Filed herewith).

          I Description of and Legal Basis for Retention of Non-Utility Subsidiaries and Investments of CILCORP. (Previously filed).

          J    Fairness Opinion of Goldman, Sachs & Co. (Previously filed).

          K Calculation of net present value impact of refinancing the CILCORP Notes with proceeds of new unsecured debt. (Filed herewith).


          b.   Financial Statements.
               --------------------

          FS-1 Consolidated Balance Sheet and Statement of Income of Ameren
               Corporation as of and for the year ended December 31, 2001. (Incorporated by reference to the Annual Report on Form 10-K of Ameren Corporation for the year ended December 31, 2001, in File No. 1-14756).

          FS-2 Consolidated Balance Sheet and Statement of Income of Ameren
               Corporation as of and for the nine months ended September 30, 2002. (Incorporated by reference to the Quarterly Report on Form 10-Q of Ameren Corporation for the period ended September 30, 2002, in File No. 1-14756).

          FS-3 Consolidated Balance Sheet and Statement of Income of CILCORP
               Inc. as of and for the year ended December 31, 2001. (Incorporated by reference to the Annual Report on Form 10-K of CILCORP Inc. for the year ended December 31, 2001, in File No. 1-8946).

          FS-4 Consolidated Balance Sheet and Statement of Income of CILCORP
               Inc. as of and for the nine months ended September 30, 2002. (Incorporated by reference to the Quarterly Report on Form 10-Q of CILCORP Inc. for the period ended September 30, 2002, in File No. 1-8946).

          FS-5 Consolidated Balance Sheet and Statement of Income of Central
               Illinois Light Company as of and for the year ended December 31, 2001. (Incorporated by reference to the Annual Report on Form 10-K of Central Illinois Light Company for the year ended December 31, 2001, in File No. 1-2732).

          FS-6 Consolidated Balance Sheet and Statement of Income of Central
               Illinois Light Company as of and for the nine months ended September 30, 2002. (Incorporated by reference to the Quarterly Report on Form 10-Q of Central Illinois Light Company for the period ended September 30, 2002, in File No. 1-2732).

          FS-7 Opening Balance Sheet of Central Illinois Generation, Inc. (To be filed pursuant to Rule 24).

          FS-8 Unaudited Pro Forma Combined Condensed Financial Statements of
               Ameren Corporation (revised and updated) (Filed herewith).


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     The Transaction and other related transactions do not involve a "major federal action" nor will they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The Transaction and other related transactions will not result in changes in the operation of the Applicants or their subsidiaries that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction and other related transactions.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amended Application/Declaration to be signed on their behalves by the undersigned thereunto duly authorized.

                                       AMEREN CORPORATION
                                       AMEREN ENERGY FUELS AND SERVICES
                                            COMPANY


                                       By: /s/ Steven R. Sullivan
                                               ------------------
                                       Name:   Steven R. Sullivan
                                       Title:  Vice President Regulatory Policy,
                                               General Counsel, and Secretary


                                       CILCORP INC.
                                       CENTRAL ILLINOIS GENERATION, INC.


                                       By: /s/ Leonard M. Lee
                                               --------------
                                       Name:   Leonard M. Lee
                                       Title:  President


                                       CENTRAL ILLINOIS LIGHT COMPANY


                                       By: /s/ Leonard M. Lee
                                               --------------
                                       Name:   Leonard M. Lee
                                       Title:  Chairman of the Board and
                                               Chief Executive Officer


Date: January 28, 2003